Registration No. 0-27763
--------------------------------------------------------------------------------
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 AMENDMENT No. 3

                                       to


                                   FORM 10-SB

                             FILED October 22, 1999



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                              SITESTAR CORPORATION
                              --------------------
                 (Name of Small Business Issuer in Its Charter)


             NEVADA                                       88-0397234
             ------                                       ----------
   (State or other jurisdiction of                     (I.R.S. Employer
    incorporation or organization)                    Identification No.)



   16133 VENTURA BLVD., SUITE 635, ENCINO, CA                  91436
   ------------------------------------------                  -----
     (Address of Principal Executive Office)                  (ZipCode)


                                 (818) 981-4519
                                 --------------
                                Telephone Number


                 Securities to be registered under Section 12(b)
                              of the Exchange Act:
                                      None


                 Securities to be registered under Section 12(g)
                              of the Exchange Act:


                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                                (Title of class)

                               TABLE OF CONTENTS

                                                                       Page
                                                                       ----

PART I
------

Item 1.    Description of Business....................................... 1

Item 2.    Management's Discussion and Analysis
               or Plan of Operation......................................26

Item 3.    Description of Property.......................................50

Item 4.    Security Ownership of Certain Beneficial Owners
               and Management............................................51

Item 5.    Directors, Executive Officers, Promoters and
               Control Persons...........................................52

Item 6.    Executive Compensation........................................53

Item 7.    Certain Relationships and Related Transactions................53

Item 8.    Description of Securities.....................................54

PART II
-------

Item 1.    Market Price of and Dividends on the Registrant's
               Common Equity and Other Shareholder Matters...............55

Item 2.    Legal Proceedings.............................................56

Item 3.    Changes in and Disagreements with Accountants.................56

Item 4.    Recent Sales of Unregistered Securities.......................56

Item 5.    Indemnification of Directors and Officers.....................57

PART F/S
--------

Financial Statements.....................................................58/F-1

PART III
--------

Item 1.    Index to Exhibits.............................................59

Signatures ..............................................................60

                                     PART I

Item 1.           DESCRIPTION OF BUSINESS

OVERVIEW

     Sitestar Corporation (the "Company" or "Sitestar") is a diversified Internet holding company. Our near term strategy is to acquire and invest in emerging Internet-based enterprises to create a broad and diverse set of core Internet businesses that deliver a variety of online solutions. In addition to developing and integrating Internet-based technologies, our primary objective is to create a mix of Internet operating companies and Internet-related portfolio investments that will enhance the value of our current businesses in the following areas:

     o    Internet e-commerce

          We design and offer customized e-commerce services which include the ability to create and operate an online "storefront" and sell merchandise over the Internet. We will also continue to enhance and expand our products and services towards opportunities surrounding the growth of the Internet and the electronic commerce industry.

     o    Value-added content

          We have developed and will continue developing content that provide the ability to target specific demographics. We will also continue to pursue innovative niche oriented value-added content in segments we believe are underdeveloped and under-served. We are actively seeking opportunities to develop innovative ways for consumers to retrieve and access information effectively through the Internet.

     o    Internet Service Providers (ISP)

          We offer a full range of dial-up Internet access services to residential subscribers and dedicated and dial-up Internet access to business customers within the secondary markets of the mid-Atlantic region which we believe have been historically under-served by the larger, national Internet service providers. We will continue to pursue and focus on acquisition opportunities within the secondary locations in the mid-Atlantic region to further expand our Internet access coverage.

     o    Internet Portals/Community Web sites

          We will continue to pursue innovative portal and community web-based destinations. We are actively seeking to develop innovative ways for consumers to interact effectively through the Internet. The Company designs and offers customized packages which include the ability to change advertisements quickly and frequently, to conduct advertising test campaigns with rapid result delivery and to track daily usage statistics. The Company has developed and will continue developing software that provides the ability to target ads based on demographics and usage patterns.

     o    Strategic investments in internet-related ventures

          We intend to continue to evaluate new Internet related opportunities to further our investment in our Internet strategy and also to seek out opportunities to increase shareholder value. We are currently in preliminary discussions with a number of Internet related enterprises for possible investment opportunities. However, we cannot assure you that we will successfully complete any of the investments we are currently evaluating.

     We will attempt to develop and refine the products and services of our existing businesses and businesses or assets we acquire with the goal of significantly increasing revenue as new products are commercially introduced. Additionally, we will continue to pursue strategic investments in new Internet-related opportunities to leverage our existing assets. Our operating strategy is to integrate our subsidiaries and future Internet portfolio investments into a collaborative network that leverages our collective knowledge and resources. We will actively explore synergistic opportunities such as cross marketing and co-development efforts within our subsidiaries and investments to further leverage our resources.


CORPORATE HISTORY

     We were incorporated under the name of White Dove Systems, Inc. in December 1992 under the laws of the State of Nevada to engage in any lawful corporate activity.

     In October 1998 we acquired all the issued and outstanding shares of Interfoods Consolidated, Inc. ("IFCO"), a California corporation, in exchange for 5,580,000 shares of our Common Stock. IFCO, operating under the trade name of Holland American International Specialties ("HAIS"), is a retailer and wholesaler of imported and domestic specialty gourmet foods. IFCO began its operations in June 1997 with the purchase of the inventory assets and trade name of HAIS from an unrelated third party. HAIS' product offering ranges from exotic European delicacies to mainstream specialty candies, chocolates and other confectionery products. In connection with this acquisition and in order to properly reflect the new corporate focus, we changed our name from White Dove Systems, Inc. to Interfoods Consolidated, Inc. in October 1998.

     In January 1999 we acquired 9% of the outstanding Common Stock of Sierra Madre Foods, Inc. ("SMF"), a California corporation, through a joint venture arrangement with the debtor-in-possession who owns the remaining 91% of the outstanding Common Stock of SMF, for $200,000. SMF, formerly known as Queen International Foods ("QIF"), is a manufacturer and wholesaler of frozen Mexican food products such as burritos and chimichangas. We acquired our equity interest through the U.S. Bankruptcy court proceedings along with the debtor-in-possession as our joint venture partner. QIF filed for Chapter 11 Bankruptcy protection on April 1998. We formed SMF as a joint venture with the debtor-in-possession for the sole purpose of acquiring substantially all of the assets of QIF from the U.S. Bankruptcy court. Our $200,000 purchase consideration for our 9% stake, along with the consideration paid by our joint venture partners, were paid to the U.S. Bankruptcy court trustee for substantially all of the assets of QIF.

     In July 1999 a majority of IFCO  shareholders,  including  our Chairman Mr.
Manlunas, acquired all the issued and outstanding shares of Sitestar, Inc.. ("SYTE"), a Delaware corporation, in exchange for 3,491,428 shares of our Common Stock owned by the majority IFCO shareholders. Simultaneous with the closing of this transaction, the IFCO shareholders contributed SYTE to IFCO as contributed capital. SYTE is a Web development, design and hosting company formed in 1996 and is based in Annapolis, Maryland. This acquisition included Soccersite.com which is currently one of our operating subsidiaries. Soccersite.com was an operating subsidiary of SYTE. As a result of this acquisition and shareholder contribution, we changed our corporate focus from a food holding company to an Internet holding company. To better reflect our new primary corporate focus we changed our corporate name from Interfoods Consolidated, Inc. to Sitestar Corporation in July 1999.

     In August 1999 we acquired substantially all of the assets of Greattools.com in exchange for 49,000 shares of our Common Stock. We acquired the assets of Greattools.com from Global Sourcing Group, Greattools.com's current fulfillment center. Gateway Holdings, Inc., a private investment company our Chairman Frederick Manlunas is managing, has a 14.6% equity ownership in Global Sourcing Group. Greattools.com is an online low cost retailer of power tools.

     Effective as of September 30, 1999 we sold the non-Internet assets of HAIS to IFCO Group, LLC ("IFCO GROUP"), whose members consist of certain shareholders of the Company, including Frederick T. Manlunas, our Chairman of the Board. We retained the assets consisting of the Internet web site Holland-American.com. HAIS will continue to serve as Holland-American.com's exclusive fulfillment center. The purchase consideration for HAIS was $900,000 and was based upon a business appraisal by an independent third party appraiser. The consideration included $200,000 which was to be offset against the Company's liability to Mr. Manlunas for services rendered in connection to the acquisition of Sitestar, Inc., the assumption of $654,000 of liabilities and a promissory note in the amount of $46,000. The note bears interest at a rate of 8% per annum, and is payable in annual installments of $15,333, and is due and payable on September 30, 2002. The note is secured by HAIS' accounts receivable and inventory.


     On September 30, 1999 we sold our 9% equity interest in SMF to IFCO Group for $200,000. The consideration was paid in the form of assumption of $160,000 of debt related to the investment and the balance of $40,000 paid by a promissory note payable in three annual installments of $13,334 each. The note bears interest at a rate of 8% per annum. The purchase consideration was equal to our original investment in January 1999.

RECENT EVENTS


     Effective December 15, 1999, we have consummated the previously disclosed acquisition of Neocom Microspecialists, Inc. ("Neocom") in exchange for 6,782,353 shares of Sitestar Common Stock for 100% of the outstanding shares of Neocom. Effective upon the closing of the acquisition, we issued 4,782,353 shares of our Common Stock and have reserved 2,000,000 shares of Common Stock that we have agreed to issue on the second anniversary of the acquisition based on certain contingencies. The certain contingencies are related to potential unrecorded liabilities. Of the 6,782,353 shares issued for Neocom, 900,000 shares were issued in exchange for certain liabilities that the majority of Neocom's selling shareholders have agreed to assume based on a debt assumption agreement executed and delivered at the closing of the acquisition.


     Neocom is an Internet service provider and Web development company based in Martinsville, Virginia. As of October 31, 1999, (i) Neocom provided Internet access and other Internet services to approximately 4,700 customers in the Southern Virginia area and (ii) its revenues for the ten months ended October 31, 1999 were $1.454 million. Based on our current estimates we believe that Neocom's annualized revenues would be approximately $1.745 million for the fiscal year ending December 31, 1999.


POSSIBLE FUTURE ACQUISITIONS

     The originally disclosed letter of intent we signed with Eastern Shorenet has officially expired as of October 31, 1999. Although, we continue to have an ongoing dialogue with the Eastern Shorenet principals towards trying to complete a transaction, there is no assurance that we will successfully complete a transaction with them.

     We are also currently in preliminary discussions with a number of Internet service providers for potential acquisitions in targeted markets in the Mid-Atlantic region. However, there is no assurance that we will successfully complete any of the acquisitions we are currently evaluating. All discussions we are conducting are at an early stage and we have not made any decisions to make any acquisitions at this time.

MARKET OPPORTUNITY

     OVERVIEW. We believe that the Internet has become an important global medium enabling growing numbers of people to obtain and share information and conduct business electronically. Its expanded use has made the Internet a critical tool for information and communications for many users. We believe that Internet access and enhanced Internet services, including Web hosting and electronic commerce services, represent two of the fastest growing segments of the telecommunications services market. International Data Corporation ("IDC") estimates that at the end of 1997 there were over 38 million Web users in the United States and over 68 million worldwide, and projects that by the end of 2002 the number of Web users will increase to over 135 million in the United States and over 319 million worldwide. We believe that the availability of Internet access, advancements in technologies required to navigate the Internet, and the proliferation of content and applications available over the Internet have attracted a rapidly growing number of Internet users.

     GROWTH IN BUSINESS USE OF THE INTERNET. We believe that the dramatic growth in Internet usage in recent years, combined with enhanced functionality, accessibility and security, has made the Internet increasingly attractive to businesses as a medium for communication and commerce. We feel that for many businesses, the Internet has created a new communication and sales channel which enables large numbers of geographically dispersed organizations and consumers to be reached quickly and cost-effectively. IDC estimates that the number of consumers buying goods and services on the Internet will grow from 17.6 million in 1997 to 128.4 million in 2002, and that the total value of goods and services purchased over the Internet will increase from approximately $12 billion in 1997 to approximately $426 billion by 2002.

     We believe that businesses will increasingly add a variety of enhanced services and applications to their basic Internet access, Web sites and e-commerce applications in order to more fully capitalize on the power of the Internet. We feel that these services and applications will allow them to more efficiently and securely communicate company information, expand and enhance their distribution channels, increase productivity through back-office automation, ensure reliability and reduce costs. We see opportunities for growth in the following areas:

     o    DEMAND FOR INTERNET ACCESS SERVICES.
          Internet access services represent the means by which ISPs interconnect their customers to the Internet or corporate intranets and extranets. According to Forrester Research, Internet access revenues from businesses are expected to increase from less than $1 billion in 1997 to more than $16 billion in 2002. Due, in part, to their size, small and medium sized enterprises often seek to outsource these services..

     o    DEMAND FOR WEB HOSTING SERVICES.
          Many businesses are seeking to outsource to ISPs services such as Web hosting, collocation and file transfer protocol data storage and retrieval.

     o    DEMAND FOR SECURE PRIVATE NETWORKS.
          We believe that concerns relating to the security of internal and proprietary information, data loss and reduced transmission speed has led businesses to demand Internet services that include the ability to provide electronic security monitoring and threat responses.

     THE SMALL AND MEDIUM SIZED ENTERPRISE MARKET. We define this market as business enterprises having sales of less than $20.0 million per annum and enterprises having less than 100 employees. We have specifically targeted small and medium sized enterprises because:

     o We believe that these enterprises increasingly need high-speed data and Internet connections to access business information and to communicate more effectively with employees, customers and vendors.

     o We believe that a relatively small percentage of these enterprises currently utilize the Internet, but that this number is increasing rapidly. The small and medium sized enterprise segment is expected to be one of the fastest growing segments of the Internet industry.

     o Many of these enterprises lack the resources and expertise to develop, maintain and expand, on a cost-effective basis, the facilities and network systems necessary for successful Internet operations.

     o We believe that these enterprises will prefer an Internet service provider with locally-based personnel who are available to assist in developing and implementing their growing use of the Internet and to respond to technical problems in a timely manner.

     o We believe that these enterprises rely more heavily on their Internet service provider than larger enterprises and tend to change Internet service providers relatively infrequently.

     INTERNET SERVICES IN SECONDARY MARKETS. Small and medium sized enterprises are often concentrated in so-called "secondary markets" to avoid the higher costs associated with locating in a metropolitan area. A secondary market is any market smaller than the 100 most populated U.S. metropolitan markets. However, national ISPs have historically placed their largest points of presence, or POPs, only in or around densely populated major cities. A POP is an access point at which customers in a traditional ISP network architecture can connect to data circuits in order to obtain Internet access and other services. While customers located within a few miles from these POPs often receive cost savings on their access pricing, customers located in secondary markets that are as close as 20 to 75 miles away from these POPs have typically been charged higher prices for Internet access services.

     We believe that small and medium sized enterprises located in high-growth secondary markets are currently underserved by both national and local providers of Internet access and related services. National ISPs, on the one hand, typically lack the local presence to provide local support. Local ISPs, on the other hand, often lack the requisite scale and resources to provide a full range of services at acceptable quality and pricing levels.

OUR GROWTH STRATEGY

     Our goal is to be a premier Internet company that offers products ranging from Internet access and a complete suite of Internet products and services to a variety of e-commerce platforms targeting small and medium sized enterprises in our target markets. We would like to offer a variety of business-to-consumer and business-to-business e-commerce solutions to our customers.

Key elements of our strategy include:

     FOCUS GROWTH ON SECONDARY MARKETS. We intend to expand into selected secondary markets by replicating our regional network and marketing model. Our network architecture and scalable sales and marketing plan are designed to allow us to penetrate additional regions rapidly and cost-effectively.

     MARKET A VARIETY OF SERVICES TO NEW AND EXISTING CUSTOMERS. We intend to offer a comprehensive suite of a variety of products and services to meet the expanding needs and complexity of our customers' Internet operations allowing us to increase revenue per customer and maintain a high customer retention rate by strengthening relationships with our customers.

     USE OF CENTRALIZED SALES AND MARKETING OPERATIONS. We intend to use our centralized sales and marketing staff to help implement our regional strategy cost-effectively. We intend to hire and train additional local sales and marketing personnel within our target regions to complement the core of our sales and marketing staff, which will continue to be concentrated in one centralized location to maximize efficiency. These regionally located employees are intended to add local market knowledge, expertise and familiarity to our sales and marketing efforts and allow us to maintain a field presence in each of our regions, while maximizing our central operations.

     STRATEGIC RELATIONSHIPS AND ACQUISITIONS. We intend to enter into strategic relationships, such as partnerships and joint ventures, and to make acquisitions to expand our line of enhanced products and services.

     As part of this strategy, we recently consummated the acquisition of the previously disclosed letter of intent to acquire Neocom Microspecialists, Inc., a provider of Web hosting and co-location services in the Mid-Atlantic region. This acquisition is consistent with our growth strategy of building our presence in secondary markets that have traditionally been under served by the larger Internet services companies. In addition, we are also actively seeking acquisition opportunities and/or candidates in the Mid-Atlantic region that would help us achieve critical mass in terms of our Internet access, development and hosting customers.

INTERNET INDUSTRY OVERVIEW

     We believe that Internet commerce is reshaping the way consumers and businesses conduct business. According to new projections from Forrester Research, worldwide e-commerce sales will reach as high as $3.2 trillion in 2003, representing nearly 5% of all global sales. These sales figures include business-to-business and business-to-consumer sales and EDI (electronic data interchange) orders placed on the Internet, but exclude the value of financial transactions. E-commerce is defined as the trade of goods and services in which the final order is placed over the Internet.

    Growth in Electronic Commerce
     -----------------------------

     We feel strongly that the growing popularity of the Internet represents an opportunity for companies like us to take advantage of the potential for commercial transactions conducted online, referred to as electronic commerce or e-commerce. International Data, Inc., a market research firm, estimates that business-to-consumer commerce over the Internet will increase from over $12 billion worldwide at the end of 1997 to approximately $425 billion worldwide by the end of 2002. In addition, Jupiter Communications, another market research firm, predicts that by 2002, 44% of Internet users will make purchases online, as compared to an estimated 22% that did so in 1997. Several factors are driving the growth in both business to consumer and business to business electronic commerce. These factors include:

     o    increasing familiarity with the Internet;

     o    broadening consumer acceptance of online shopping;

     o    increasing   acceptance  on  online   distribution   relationships  by
          businesses;

     o    improved online network security and infrastructure;

     o    the growing base of personal  computers and improved  Internet access;
          and

     o    expanding network bandwidth and access speeds.

     We believe that the Internet is particularly well-suited for promoting, marketing, selling and distributing merchandise both on a retail and a wholesale level, permitting customers throughout the world to have direct access to suppliers. Online stores can provide direct customer service and product information to a large number of customers at the same time with a substantially smaller sales staff than traditional stores. Online stores also have the ability to rapidly and continually update such information. Internet merchandisers, unlike traditional stores, do not have the same expenses associated with operation of physical stores and warehouse facilities, and can change stores design without substantial cost. In contrast to catalog merchandisers, Internet retailers can react quickly to change product descriptions, pricing or product mix and are not subject to the costs of catalog publication and distribution. Additionally, online merchandisers have the ability to track directly customer responses and preferences which enables the merchandisers to customize their online stores to target specific customer groups and individuals.

     Changing Demographics
     ---------------------

     In the early days of the Internet, users consisted mainly of young, technology-savvy or upscale males. Today, while the online population has appears to have changed drastically, it remains a fairly elite group. Demographics from Mediamark Research show that Internet users are approximately twice as likely to have high household incomes, college degrees and management positions than the overall U.S. population. They are also more likely to be young and single. Geographically, Internet users can be found in all corners of the U.S., although, according to researcher Inteco, the level of Internet use in several major metropolitan areas exceeds the overall U.S. average.

     Consumer Acceptance
     -------------------

     We believe broadening consumer acceptance and retailer ambitions will combine to fuel a rapid growth in online retail sales and to drive more than 40 million U.S. households to shop online by 2003, producing $108 billion revenues. According to Forrester Research, online retail sales will account for 6% of U.S. consumer retail spending in the U.S. by 2003. Analysts estimate that by the end of 1998, nearly 9 million U.S. households will have shopped online for travel services and retail goods other than automobiles, generating $7.8 billion in online sales. We expect these numbers to grow rapidly over the next five years as high speed Internet connections become more popular and consumers overcome security and privacy concerns and embrace the convenience of Web shopping.

     Corporate E-Commerce
     --------------------

     Although retail online shopping appears to receive more attention, analysts predict a much larger growth in business-to-business e-commerce. Forrester Research estimates that by year 2003, consumers will spend $108 billion to buy goods online, while businesses will spend $1.3 trillion. As expected, computing and electronic equipment will remain one of the largest categories of goods traded between businesses, reaching $395 billion in revenue by 2003, while other industries, such as cars and petrochemicals, will also top the $150 billion mark. In addition to the $1.3 trillion in business-to-business sales of products, Forrester also reports that online transactions in business services will equal $220 billion by 2003. Michael Putnam of Forrester Research states that "Just as the Internet has revolutionized the goods industries, the services industry is going to be reinvented."

     Internet-based businesses have already created more than 200 on-line marketplaces for conducting business-to-business (B2B) electronic commerce. These Internet locations bring buyers and sellers together in a central marketplace and, in addition, provide services such as procurement management, financial settlement and quality assurance. These services enhance the B2B sites' value to the end customers and allow it to become an integral part of those customers' business processes.

     By providing a central on-line hub that automates transactions, aggregates information, improves market reach and provides related services, we believe these B2B sites will help their participants reduce both product and process costs. By resolving information-based inefficiencies, they act as catalysts to compress time, slash costs and improve processes in ways that were previously unimaginable. Leading research firms estimate that product and process cost savings afforded by B2B sites will amount to $57 billion by 2003.

Sitestar.net
------------

         Product Offerings
         -----------------
                  Internet Access

Sitestar.net offers a variety of Internet access solutions. These solutions range from 56K and ISDN dial-up accounts to 3Mbps wireless access connections. We are one of the few ISP's in the county of Anne Arundel in Maryland to offer Internet access with wireless technology. Our wireless service ranges in speed from 128Kbps to up to 3Mbps. We are also offering high-speed Digital Subscriber Line (DSL) service in Annapolis, Baltimore, and Washington D.C. All dial-up accounts include e-mail, unlimited Internet access, Usenet newsgroups and require no long-term contracts. The prices of our Internet services range from
16.95 to 79.95 per month.

         Web Services. Our Web services help organizations and individuals implement their Web site goals. We offer complete Web hosting services that enable customers to establish a Web site presence without maintaining their own Web servers and high-speed connectivity to the Internet.

                  Web Hosting

We offer a variety of Web hosting services which enable our customers to establish and maintain a Web site on the Internet using Web servers and related equipment owned and administered by us. Our Web hosting services utilizes both Unix and Windows NT Servers. Standard hosting services include access to the web site via FTP and/or Microsoft FrontPage.

                  E-commerce

We also provide electronic commerce solutions for consumers and businesses. We develop and operate an on-line "storefront" and sell merchandise over the Internet. Our e-commerce services include secure online payment processing services, technical support and additional e-mail accounts.

                  Co-location

We offer co-location services, providing telecommunications facilities for customer-owned Web servers, for customers who prefer to own and have physical access to their servers but require the reliability, security and performance of our on-site facilities. Our co-location customers house their equipment at our secure network operating facility and receive direct high-speed connections to the Internet.

                  Website Design

We have provided web site design services since 1996 and, as of September 1999, have developed web sites for 250 customers. We provide a free initial consultation. Our customers can choose from several customized possible web layouts for their business requirements. After our customer's selection, we develop a prototype site and work with customers to design the site to their specifications

                  Banner Development

We also design banner advertisements for our customers and, as of September, 1999, we have developed 300 banner advertisements. Our banner development services include banner design and development, maintenance and traffic reporting. We also provide consulting services to clients who need guidance on where and how to post banners on other Web sites.

                  Online Marketing

We offer web site marketing services that continually build upon our customer's current search engine listing to improve their placement in the different search engines. Our services include the evaluation of our customers' search engine positioning to assure easy accessibility to Internet users. We maximize our customers search engine positioning by including industry specific key words that are likely to be used by Internet users. Initial launch of our customer's web site reaches over 400 search engines and services.

         Customers and Marketing
         -----------------------
     Our customer base consists primarily of small and medium sized enterprises and dial-up customers located in secondary markets.

     We use targeted marketing and media advertising to develop brand awareness and supplement these efforts with our highly customized sales process and personalized customer service. Through our marketing managers, we seek to develop strong customer relationships within local communities.

     Our marketing managers will also provide assistance and support to our centralized sales staff. This enables us to evaluate customers' needs more effectively, to design customized solutions and to reinforce our local presence as a value-added provider of enhanced Internet services. Our marketing managers also identify market trends, provide constant data regarding changes in the competitive landscape and also may identify and initiate contact with new customers. We also attend trade shows and other events to further reach the targeted small and medium sized enterprises in each region.

         Competition
         -----------
     The Internet services market is extremely competitive and highly fragmented. We face competition from numerous types of ISPs, including national ISPs, and anticipate that competition will only intensify in the future as the ISP industry consolidates. We believe that the primary competitive factors in the Internet services market include:

     o    Pricing;

     o    Quality and breadth of products and services;

     o    Ease of use;

     o    Personal customer support and service; and

     o    Brand awareness.

    We believe that we compete favorably based on these factors, particularly due to our:

     o    Regionally focused operating strategy;

     o    Superior customer support and service;

     o    High performance; and

     o    Competitive pricing.

     Our current competitors include many large companies that have substantially greater market presence, brand-name recognition and financial resources than we do. Some of our local or regional competitors may also enjoy greater recognition within a particular community. We currently compete, or expect to compete, with the following types of companies:

     o national Internet service providers, such as PSINet, Inc., Concentric Network Corporation, Earthlink, Netcom and Mindspring;

     o    providers  of  Web  hosting,   collocation  and  other  Internet-based
          business services, such as Verio, Inc. and Navisite;

     o numerous regional and local Internet service providers, some of which have significant market share in their particular market area;

     o established on-line service providers, such as America Online, Inc. and Prodigy;

     o computer hardware and other technology companies that provide Internet connectivity with their or other products, including the International Business Machines Corporation and Microsoft Corporation;

     o    national  long  distance  carriers  such  as  AT&T  Corporation,   MCI
          WorldCom, Inc., Qwest Communications International Inc. and Sprint Communications Company, L.P.;

     o    regional Bell operating companies and local telephone companies;

     o providers of free Internet service, including NetZero, Inc. and MicroWorkz Computer Corporation; cable operators or their affiliates, including At Home Corporation and Time Warner Entertainment Company, L.P.;

     o    terrestrial wireless and satellite Internet service providers; and

     o    non-profit or educational ISPs.

     Many of the major cable companies and some other Internet access providers have begun to offer or are exploring the possibility of offering Internet connectivity through the use of cable modems. Cable companies, however, are faced with large-scale upgrades of their existing plant, equipment and infrastructure in order to support connections to the Internet backbone via high-speed cable access devices. We believe that there is a trend toward horizontal integration through acquisitions or joint ventures between cable companies and telecommunications carriers. Other alternative service companies have also announced plans to enter the Internet connectivity market with various wireless terrestrial and satellite-based service technologies. In addition, several competitive local exchange carriers and other Internet access providers have launched national or regional digital subscriber line programs providing high speed Internet access using the existing copper wire telephone infrastructure. Several of these competitive local exchange carriers have announced strategic alliances with local, regional and national service providers to provide broadband Internet access. If we are unable to provide technologically competitive service, our revenues and profit margins may decline materially, and our ability to attract additional customers may suffer.

     Recently, several national access providers have begun to offer dial-up Internet access for free or at substantial discounts to prevailing rates, which may result in significant pricing pressure for dial-up Internet access services. We also believe that manufacturers of computer hardware and software products, media and telecommunications companies and others will continue to enter the Internet services market, which will also intensify competition, especially for dial-up access providers. If we are unable to compete with lower-cost providers by providing superior service and support, our revenues and profit margins may decline materially, and our ability to attract additional customers may suffer.

         Acquisition Strategy
         --------------------
     We recently consummated the acquisition of the previously disclosed letter of intent to acquire Neocom Microspecialists, Inc., a provider of Internet access, Web hosting and co-location services in the Mid-Atlantic region. This acquisition is consistent with our growth strategy of building our presence in secondary markets that have traditionally been under served by the larger
Internet services companies. In addition, we are also actively seeking acquisition opportunities and/or candidates in the Mid-Atlantic region that would help us achieve critical mass in terms of our Internet access, development and hosting customers.

Greattools.com
--------------
         Product Offerings
         -----------------
         Founded in January 1998, Greattools.com is a direct merchandiser of over 60 specialty tool products designed for light to heavy industrial applications. We market our products under the name Great Tools Direct(TM) and maintain a diverse product line comprised of five categories: (1) Power Tools;
(2) Cutting Tools; (3) Masonry; (4) Accessories; and (5) Automotive. We offer a comprehensive product line aggregating approximately 90 different models of cordless drills, batteries, cutting tools, sanders, grinders and miscellaneous power tool accessories. Our main product and primary source of revenue is the cordless drill. Sales from cordless drill account for about 80% of our Greattools.com revenues. We offer a variety of cordless drills from the least powerful 2.4volt model to the more advanced 18.8volt power drill. The 14.4volt cordless drill has become a popular consumer drill for household use due to its price affordability. We offer a 16.8volt drill and an 18.8volt drill at discounted prices. We have recently introduced a 24volt drill and plan on introducing other products based on our assessment of trends and market demand.

         All GREAT TOOLS DIRECT products are designed and manufactured in China by Tehao and Hitachi, two large manufacturers of industrial products, according to strict specifications determined by our fulfillment center. Our fulfillment center, Global Sourcing Group, frequently develops innovative design concepts in an effort to improve and differentiate their product line from existing competition. Greattools.com is not an exclusive distributor of Tehao and Hitachi products.


     Our home page features advertisements, testimonials and promotions for various in-stock merchandise. Our in-stock merchandise is carried entirely by our fulfillment center at no extra charge to us. Greattools.com acts as an online distribution agent for Global Sourcing Group. This fulfillment arrangement with Global Sourcing Group negates any necessity for us to carry inventory. As part of our fulfillment arrangement, Global Sourcing Group ships all merchandise purchased from the Greattools.com site directly to customers eliminating any need for us to maintain costly operational overhead. As a result of this arrangement, we don't have to take title to the merchandise we sell and we don't have to purchase merchandise from Global Sourcing every time we sell products online. Since Greattools.com is merely an online agent for our fulfillment center, we only derive our revenues from our agreed upon commissions earned on each merchandise sold and not on the aggregate sales price of a sale transaction


         The web site provides customers with product information and the ability to directly purchase products over the Internet in a secure environment. We maintain a standard refund policy to any consumer who purchases a defective product. We have a thirty-day money back guarantee wherein we refund or replace any products within thirty days from purchase. From inception, we have refunded on the average less than three percent of our sales.

         Customers and Marketing
         -----------------------
     Our target market consists of retail customers located throughout the United States, Canada and South America. We target value-oriented consumers, do-it-yourselfers and contractors who use power tools for light to heavy industrial applications. We also target professionals who require tools in their daily activity, such as plumbers, carpenters, electricians and a variety of other services and repair professionals.

     The retail segment also includes consumers who use power tools for household applications. These include hobbyists, homemakers, students and other do-it-yourselfers.

     The Company's market development strategy is based on several marketing channels:

                  Direct Response Advertising

     We advertise in specialty magazines and consumer publications, including Popular Mechanics (circulation: 1,000,000), American Woodworker (circulation:
400,000), Wood Magazine (circulation: 650,000), Popular Woodworker (circulation:
220,000) and American How To (circulation: 750,000). We believe that these publications are the most efficient medium to reach its target market. The advertisements highlight our product line and feature the Internet address as the primary means of ordering products, as well as a toll-free telephone number.

                  Database Marketing

     We have created a database of customers for repeat sales and special promotions. The database currently contains over 3,500 names. Each time a customer places an order online, the database is updated to reflect that customer's information and buying patterns. Due to the database's sorting capabilities, we believe it receives a greater percentage of responses from direct mail to the database targets than it would receive from a generic mass mailing. We repeatedly mail marketing materials, catalogs and brochures to our customers. Our catalog, produced once a year, lists the products we maintain in our fulfillment center's warehouse and products our fulfillment center can order directly from Tehao. The catalog is mailed to all of the 3,500 names on our mailing list as well as new potential customers generated by our Web site and regular advertisements.

     We believe that a large portion of our potential success relies on the reputation we have created in our "Great Tools Direct" brand name. However, we do not have any specific plans to protect our mark "Great Tools Direct" by filing a trademark application with the United States Patent and Trademark office (PTO). We have conducted a trademark search on the label Great Tools Direct which did not result in the discovery of any other commercial entity using the Great Tools Direct or a substantially similar label in the United States. We decided that we could better use our limited capital in advertising and other expenses rather than investing in protecting the Great Tools Direct brand name.

         Power Tools Industry
         --------------------
     Dominated by large home centers and hardware and lumber cooperatives such as Home Depot, Loews, Menard's, Ace and True Value, the tool market is large, highly fragmented and characterized by multiple channels of distribution. The distribution channels in the power tools market include retail outlets, small distributorships, national, regional and local distributors, direct mail suppliers, large warehouse stores and manufacturer's own direct sales forces.

     Products imported from low-cost labor countries have increased the competitive pressures on pricing. Cost pressures from more established name brands are providing a focus on high quality, low cost alternatives. Aggressive value pricing has redefined the basis for competition in many of the Company's product lines.

     There are many discount retailers in the industry offering products at competitive prices and blurring the distinction between wholesale and retail such as Home Depot, Menards and Wal-Mart. Warehouse clubs and other category leaders are establishing a new economic framework for the retail business, forcing industry participants to reduce costs. Major marketers have focused on value pricing strategies, changing the nature of merchandising throughout the industry.

         Competition
         -----------
     The power tool market in which we operate is extremely competitive, and we expect such competition to intensify in the future. Our current and prospective competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than we have. We compete with many retailers and direct marketers who sell merchandise over the Internet and through catalogs. We also compete with traditional retailers who sell similar merchandise to that sold by us. Those retailers usually offer brand name products at prices higher than our products. As newer and more powerful tools are being introduced into the market, intense competition between manufacturers has developed. Companies in the industry are developing new features to attract customers and tools are becoming more reliable, efficient and quiet. At the same time, prices are becoming more competitive as power tool companies are vying to gain market share. Moreover, as brand delineation becomes more challenging, pricing becomes more competitive, thus further increasing the drive to gain market share.

     We believe that our ability to compete successfully depends on a number of factors, including: (1) our ability to continually provide the customer with value by offering quality products at prices lower than the prices usually charged for name brand products; and (2) maintaining a flexible product line and quickly adapting to the changing needs and tastes of the market.

         Acquisition Strategy
         --------------------
     We believe there are acquisition opportunities among the many small sellers of power tools. If we believe a favorable opportunity exists, we anticipate that we will enter into discussions with the owners of such businesses regarding the possibility of an acquisition by the Company. As of the date hereof, we do not have any agreements or pending acquisitions and have not entered into any letters of intent with respect to pending acquisitions. No assurance can be given that we will identify satisfactory acquisition candidates or, if identified, that we will be able to consummate an acquisition on terms acceptable to us.


Holland-American.com
--------------------
         Product Offerings
         -----------------

     In October 1998, HAIS created an online division to respond to the needs of the emerging online specialty foods segment. Since October 1998, Holland-American.com has been an online purveyor of imported and domestic specialty gourmet foods. We sell specialty products, such as condiments, sauces and toppings, entrees, prepared foods and soups, breads, pasta, grains and beans, crackers/snacks, desserts and confections and oils and vinegar. Our approximate revenues for the eleven months ending November 30, 1999 are $7,500. We intend to increase our sales volume significantly in the next twelve months once sufficient capital resources are available by increasing our marketing efforts to reach a broader audience.


     Our in-stock merchandise is carried entirely by our fulfillment center at no extra charge to us. Holland-American.com acts as an online distribution agent for HAIS. This fulfillment arrangement with HAIS negates any necessity for us to carry inventory. As part of our fulfillment arrangement, HAIS ships all merchandise purchased from the Holland-American.com site directly to customers eliminating any need for us to maintain costly operational overhead. As a result of this arrangement, we don't have to take title to the merchandise we sell and we don't have to purchase merchandise from HAIS every time we sell products online. Since Holland-American.com is merely an online agent for our fulfillment center, we only derive our revenues from our agreed upon commissions earned on each merchandise sold and not on the aggregate sales price of a sale transaction.


     We have maintained a solid relationship with HAIS even after our divestiture of the non-Internet business in September 1999. As a result, we act as their exclusive online agent for all their products. We provide all the maintenance to the web site through our own personnel in Sitestar.net and we coordinate closely with HAIS personnel with regards to product and pricing updates. We conduct all the marketing efforts needed to promote the site. We view Holland-American.com as an integral part of our e-commerce strategy since it gives us an online presence in the emerging specialty gourmet foods industry.

         Specialty Foods Industry
         ------------------------
                  Specialty Food Market Today

     The products we sell are known as "gourmet and specialty food," defined by the industry as a whole as distinctive food of high quality. This includes traditional gourmet food and confections. This category also includes branded specialty products which are available in specialty restaurants or retail shops. Our criteria for determining whether to classify a food product as gourmet or specialty include:

     o    cost of ingredients;

     o    cost of processing;

     o    freshness/perishability;

     o    uniqueness;

     o    newness/cutting edge;

     o    cost of packaging; and

     o    cost of importation/distribution.

     We work closely with our fulfillment center, Holland American International Specialties, our former food distribution division, in selecting products for our Web site through a formal review process which involves review of the supplier background and the details of their product line. Our fulfillment center's product review committee then samples representative products from each supplier and rates the products by standardized criteria.

                  Retail Market

     The retail food market involves the sale of food products to individual consumers and households. The gourmet and specialty food industry is a sizable segment of the United States retail food market. According to a 1995 market report published by Packaged Facts, retail sales of gourmet and specialty food are projected to reach approximately $48 billion in 2000. Currently, specialty food is principally sold through the following retail channels:

     o    supermarkets;

     o    gourmet and specialty food stores;

     o    mail order catalogs;

     o    department stores;

     o    32-television shopping channels; and

     o    discount warehouse retailers.

     The combination of the size of the specialty food market and the growth of online shopping have created what we believe to be a sizable market opportunity.

                  Wholesale Market

     The wholesale market consists of specialty food retailers, gift shops, caterers, restaurants and other resellers of specialty food products. Traditionally, suppliers of specialty food have distributed their products either by using a food broker to sell to retailers at wholesale prices, or by selling their products to specialty food distributors who in turn sell to retailers. In these arrangements, food brokers generally receive a 10%
commission on the wholesale price and distributors generally purchase the product at a 20% to 25% discount from the supplier's wholesale price. The assortment of specialized food brokers and distributors that currently supports the industry is highly fragmented. As a result, many retail outlets for specialty food products are underserved or have limited access to these food brokers and distributors.

                  Online opportunity in Specialty Foods

     In both the retail and wholesale markets, we believe electronic commerce offers opportunities to improve the specialty food shopping experience and selection. We believe traditional specialty food businesses face a number of challenges in providing a satisfying experience:

     o the specialty food market is highly fragmented with no single dominant retailer or wholesaler, and we estimate there are at least 5,000 suppliers throughout the United States;

     o this fragmentation leaves both retail and wholesale customers without access to a broad base of specialty food products;

     o distributors who carry specialty food products are limited in the products they can offer by inventory holding costs, inventory spoilage and warehouse size, which restricts the supply and selection available for customers;

     o mail order catalogs are not updated as inventory level or consumer demand changes and are expensive to produce and mail; and

     o traditional retail stores have costs associated with occupying and operating a physical store and selection is limited by the size of the store and inventory considerations.

     We believe that sales of gourmet and specialty food over the Internet provides a means to address many of these challenges.

                  Customers and Marketing

     Specialty foods are value-added, premium-priced items that are specifically targeting consumers who are willing to pay a premium. The Company's primary target market consists of discriminating consumers who seek imported specialty gourmet foods. According to the National Association of the Specialty Food Trade, such consumers typically share certain of the following demographics: (1) Reside on the Pacific Coast or in New England; (2) Live in an urban community;
(3) are in the 25-44 age group; (4) College educated; (5) A professional or proprietor/manager; (6) Earn upwards of $50,000 per annum; and (7) Have children under the age of six.

     We also have a potential to market to multiple secondary target markets in the wholesale sector. Such potential customers include corporate coffeehouses, restaurant chains, gift shops, supermarkets, grocery stores, institutional accounts and other specialty stores.

     The cornerstone in our marketing strategy is our personnel's knowledge of the consumer. We believe that tomorrow's specialty food consumer will have a broader age range from teens to elderly and will be more health conscious and adventurous when it comes to specialty foods products. According to the International Dairy-Deli-Bakery Association's 1996 year-end report, the next generation will have a slant toward global environmentalism, blurred political boundaries and cross-cultural values. In terms of the food consumer of tomorrow, the report found that "clean" or "organic" food will be in great demand as baby boomers and young people, with their concern for the environment, do more shopping.

     The development of the Holland-American.com market potential is predicated upon the establishment of a diversified product portfolio capable of serving the different types of imported specialty gourmet food needs of its target customers. This would be crucial if we intend to exploit the opportunity to influence "impulse" purchases. According to a 1996 A.C. Nielsen (Schaumburg, Illinois) survey, cookies, crackers and other specialty snacks are among the "high impulse" items.

     We believe that convenience is the driving force spurring the desires of America's specialty gourmet food product needs. A growing number of consumers are embracing the convenience of shopping for specialty foods online. Our commitment to carrying a comprehensive product line, making shopping a fun and easy experience for the consumer and shipping orders in a timely manner will play a critical role in our objective in achieving critical mass.


         Competition
         -----------

     We operate in a competitive environment. The industry is dominated by large regional retail establishments such as Whole Foods Market, Wild Oats, Trader Joe's, Gelson's and Bristol Farm that rely heavily on aggressive marketing campaigns and customer referrals. Many of these traditional retailers offer diverse product lines and competitive pricing. In some instances, these firms do market their products over the Internet such as Whole Foods Market, Wild Oats and Bristol Farms.

     We enjoy three  competitive  advantages over these larger,  regional firms:
(1) More diverse product lines, enabling the Company to act as a single-source provider for all the customer's specialty foods needs; (2) the convenience of online shopping; and (3) Prompt shipment of all customer orders.


         Acquisition Strategy
         --------------------

     We intend to consider potential acquisitions to attempt to increase our market share and revenues. To date, we have not entered into discussions with any specific acquisition candidates. No assurance can be given that we will identify satisfactory acquisition candidates or, if identified, that we will be able to consummate an acquisition on terms acceptable to us.


Soccersite.com
--------------
         Product Offerings
         -----------------

     Through our acquisition of SYTE, we now own Soccersite.com which has been an operating subsidiary since July 1999. Soccersite.com is a content-oriented and e-commerce Internet site with over 400 pages of information about the sport of soccer. We provide traditional news on recent professional soccer games, and we allow visitors to post amateur league and tournament information and training camps. We also provide a forum for coaches to interact with players and other coaches. We also host a special section that caters to young soccer enthusiasts. In addition, we provide a search capacity for visitors to explore specific topics. All content information is provided free of charge to the visitor.


     To capitalize on the retail opportunities associated with our web site, we created SoccerMall, an e-commerce retailer of soccer-related merchandise and apparel. All orders to SoccerMall are fulfilled directly by us through our relationship with a local distributor in Annapolis, Maryland. Our in-stock merchandise is carried entirely by our fulfillment center at no extra charge to us. Soccersite.com acts as an online distribution agent for the local Annapolis distributor. This fulfillment arrangement with this local distributor negates any necessity for us to carry inventory. As part of our fulfillment arrangement, the local distributor ships all merchandise purchased from the Soccersite.com site directly to customers eliminating any need for us to maintain costly operational overhead. As a result of this arrangement, we don't have to take title to the merchandise we sell and we don't have to purchase merchandise from the local distributor every time we sell products online. Since Soccersite.com is merely an online agent for our fulfillment center, We only derive our revenues from our agreed upon commissions earned on each merchandise sold and not on the aggregate sales price of a sale transaction. Soccersite.com generated sales volume of approximately $10,000 for the twelve month ending December 31, 1998.

         Soccer Industry
         ---------------
     Widely regarded as the world's most popular sport, soccer is growing at a rapid pace in the United States. Largely attributed to the expansive Latino immigrant fan base, Southern California has become the epicenter for the soccer community in North America. According to the Los Angeles Times, attendance at international soccer games hosted in Los Angeles is up over 200% from its introduction in 1997. In comparison to other professional Los Angeles sports teams, the L.A. Galaxy (Major League Soccer professional team) consistently drew larger home game crowds than any other local team except the Los Angeles Dodgers with the local fan base largely comprised of members of the Latino community. Strategy Research Corp., a leading industry association which tracks trends in the Latino community, estimates the Southern California Latino consumers yield a collective buying power of $57 billion.

         Customers and Marketing
         -----------------------
     To  date,  we  have  had  no  targeted  marketing  campaign.   Nonetheless,
word-of-mouth advertising and traffic generated by search engines, have resulted in nearly one million visitors to the web site in the past year.

     In addition to retail sales through SoccerMall, we sell advertising space on the web site to merchants and manufacturers.

     We are currently developing a marketing strategy designed to attract more consumers to the web site, build greater advertising opportunities and further advance the sport of soccer. This strategy will likely include sponsoring
amateur  and   professional   soccer  events,   advertising  in  major  industry
publications   and   participating   in   cooperative   ventures  with  industry
associations.

         Competition
         -----------
     There are numerous soccer-related organizations which have a presence on the Internet. Most web sites are retail e-commerce websites offering soccer merchandise and apparel. There are a smaller number of web sites that look to combine a content-oriented format with the convenience of retail, including Soccerweek.com and Soccermadness.com.

         Acquisition Strategy
         --------------------
     We believe there are acquisition opportunities among the providers of value added information about the sport of soccer. In furtherance of our acquisition strategy, we anticipate reviewing and conducting investigations of potential acquisitions. If we believe a favorable opportunity exists, we anticipate that we will enter into discussions with the owners of such businesses regarding the possibility of an acquisition by us. As of the date hereof, we do not have any agreements or pending acquisitions and have entered into any letters of intent with respect to pending acquisitions. No assurance can be given that we will identify satisfactory acquisition candidates or, if identified, that we will be able to consummate an acquisition on terms acceptable to us.

Neocom Microspecialists, Inc.
----------------------------

     Effective December 15, 1999, we have consummated the previously announced acquisition of Neocom Microspecialists, Inc.("Neocom") in exchange for 4,782,353 shares of Sitestar common stock. As part of the purchase consideration and based on certain contingencies, we have agreed to issue an additional 2,000,000 shares of Sitestar common stock to the Neocom shareholders on the second anniversary of the acquisition. Neocom is an Internet service provider and Web development company based in Martinsville, Virginia. As of October 31, 1999, (i) Neocom provided Internet access and other Internet services to approximately 4,700 customers in the Southern Virginia area and (ii) its revenues for the ten months ended October 31, 1999 were $1.454 million. Based on our current estimates we believe that Neocom's annualized revenues would be approximately $1.745 million for the fiscal year ending December 31, 1999.

         Product Offerings
         -----------------

     We provide dial-up and private Internet access, design customized web sites, host customer web sites on our computer networks, and offer related e-commerce services to individual and business subscribers outside of large metropolitan areas in the mid-Atlantic region, particularly southern Virginia. We offer subscribers comprehensive technical assistance, large modem banks providing rapid access to the Internet, and high speed connectivity. In addition, our home page web sites serve as regional portals, offering local and national news and weather, community resources, advertising, and links to other local and national content providers.

         Customers and Marketing
         -----------------------
     Our customer base consists primarily of small and medium sized enterprises and dial-up customers located in secondary markets, specifically southern Virginia.

     We use targeted marketing and media advertising to develop brand awareness and supplement these efforts with our highly customized sales process and personalized customer service. Through our marketing managers, we seek to develop strong customer relationships within local communities.

     Our marketing managers will also provide assistance and support to our centralized sales staff. This enables us to evaluate customers' needs more effectively, to design customized solutions and to reinforce our local presence as a value-added provider of enhanced Internet services. Our marketing managers also identify market trends, provide constant data regarding changes in the competitive landscape and also may identify and initiate contact with new customers. We also attend trade shows and other events to further reach the targeted small and medium sized enterprises in each region.

         Competition
         -----------
     The  market  for  Internet   access  and  related   services  is  extremely
competitive. We expect competition to increase as Internet use grows and established national Internet service providers, telecommunications and computer related vendors expand their traditional products and services. The significant financial resources of many of our competitors could lead to severe price cutting in an effort to secure market share, which could have a negative effect on our revenues and results of operations. We cannot assure you of our survival in this intensely competitive and rapidly evolving Internet services market. Our competitors in the markets in which we operate include:

     - national and regional commercial Internet service providers such as OneMain.com, BiznessOnline.com, US Online, Earthlink and Mindspring;

     - established on-line commercial information providers such as AOL, Prodigy and MSN;

     - local Internet service providers in Virginia and the mid-Atlantic states namely Virginia, Maryland, Pennsylvania, Delaware and West Virginia who provide products and services that are similar to ours to small to medium sized businesses;

     -    cable    television    operators    such    as   Time    Warner    and
          Tele-Communications, Inc;

     - national long distance telecommunications carriers such as AT&T, MCI Worldcom, and Sprint;

     -    computer hardware and software companies, such as IBM and Compaq; and

     -    regional telephone operating companies such as Bell Atlantic.

     We also believe that new competitors will continue to enter the Internet access market, such as large computer hardware and software companies, media and telecommunications entities, and companies that provide direct service to residential customers, including cable television operators, wireless communication companies, local and long distance telephone companies and electric utility companies.

     Many of our competitors are larger and have greater financial, technical, and operating resources than we do. We cannot assure you of our survival in this intensely competitive environment. We will need to distinguish ourselves by our product and service knowledge, our responsiveness to our targeted market of small to medium sized businesses, our ability to market and sell customized combinations of products and services within our market, and our capacity to offer a diverse Internet product line. We also believe that our ability to be flexible and to respond quickly in providing solutions to our customer's Internet needs will be an advantage over some of our competitors.

         Acquisition Strategy
         --------------------
     Our strategy is to rapidly build a base of Internet subscribers through acquisitions and internal growth. We believe there are acquisition opportunities among the Internet service providers in our geographic target. In furtherance of our acquisition strategy, we anticipate reviewing and conducting investigations of potential acquisitions. If we believe a favorable opportunity exists, we anticipate that we will enter into discussions with the owners of such businesses regarding the possibility of an acquisition by us. As of the date hereof, we do not have any agreements or pending acquisitions and have not entered into any letters of intent with respect to pending acquisitions. No assurance can be given that we will identify satisfactory acquisition candidates or, if identified, that we will be able to consummate an acquisition on terms acceptable to us.


EMPLOYEES


     As of December 31, 1999, we employed thirty (30) full time individuals. We have six in management, five in sales and marketing and nineteen in administration. Our employees are not unionized, and we consider our relations with our employees to be favorable.

Item 2.   Management's Discussion and Analysis or Plan of Operation.

     THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND THE RELATED NOTES TO THE FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS REGISTRATION STATEMENT. THE FOLLOWING INCLUDES A NUMBER OF FORWARD-LOOKING STATEMENTS THAT REFLECT OUR CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. WE USE WORDS SUCH AS ANTICIPATES, BELIEVES, EXPECTS, FUTURE, AND INTENDS, AND SIMILAR EXPRESSIONS TO IDENTIFY FORWARD-LOOKING STATEMENTS. INVESTORS SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH APPLY ONLY AS OF THE DATE OF THIS REGISTRATION STATEMENT. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR OUR PREDICTIONS. FOR A DESCRIPTION OF THESE RISKS, SEE THE SECTION ENTITLED "FACTORS THAT MAY AFFECT FUTURE RESULTS."

OVERVIEW
--------
     We changed our corporate focus from that of a food holding company to an Internet holding company with the acquisition of Sitestar Corporation in July 1999. Soon after concluding this acquisition, we started focusing on acquiring and investing in Internet-based enterprises. Our mission is to develop our Internet operating subsidiaries and future investments in other Internet enterprises into highly focused and successful stand-alone Internet businesses. We intend to achieve a fast-track development process by tapping the services, support and knowledge of individuals and organizations that have extensive experience in developing Internet concepts and technologies.

     In July 1999, we began to implement our current strategy of acquiring and investing in emerging internet based enterprises to create a broad and diverse set of core Internet businesses which deliver a variety of online solutions. In addition to developing and integrating internet-based technologies, our primary objective is to create a mix of Internet operating companies and Internet-related portfolio investments that will enhance the value of its core holdings.

     Our Internet services subsidiary began providing Internet services to its customers in 1996 by providing Internet access and enhanced products and services to small and medium sized enterprises in selected high growth markets. We target primarily small and medium sized enterprise customers located in selected high growth secondary markets. We currently provide our customers with Internet access and enhanced products and services in the mid-Atlantic area of the United States. We have designed our comprehensive suite of enhanced products and services to meet the expanding needs of our customers and to increase our revenue per customer. The products and services we provide include:

    *    Internet access services;
    *    Web design services;
    *    Web hosting services;
    *    End to end e-commerce solutions;
    *    Online marketing consulting; and
    *    Management of mission critical Internet applications.

RESULTS OF OPERATIONS
---------------------

     On September 30, 1999, the Company sold all of the assets related to the Company's international food distribution business, also known as Holland American International Specialties ("HAIS"). The assets represent approximately 99% of the Company's assets as of December 31, 1998. The acquirer of the assets is a partnership with the partners being a group of stockholders of the Company. Given that the sale was not an arms-length transaction, the Company had the business valued by an independent appraiser to determine the fair value purchase price. The sales price was $900,000, which is to be paid as follows: 1) $200,000 is to be offset against the Company's liability to the a stockholder, 2)
$654,000 for the buyer's assumption of all trade, short-term and long-term liabilities, and 3) the remaining $46,000 in the form of a note payable to the Company in three annual installments of $15,333 each plus accrued interest at 8% per annum. The Company has accounted for this sale by deferring the $46,000 gain on sale until such time as the $46,000 note receivable is collected and by leaving the assets and liabilities of HAIS on the Company's balance sheet under the captions "Assets of business transferred under contractual arrangements (notes receivable)" and "Liabilities of business transferred under contractual arrangements," respectively since the risk of loss has not been transferred to the new owners as the Company is still the debtor for certain obligations of HAIS. The historical operations of HAIS have been presented in the statement of operations under the caption "Loss from operations of business transferred under contractual arrangements." To the extent that the operations of HAIS report a net loss in periods after September 30, 1999, the Company will record such losses in the statement of operations under the caption "Loss from operations of business transferred under contractual arrangements." The Company will continue to account for the sale of HAIS in this manner until such time that the net assets of HAIS have been reduced to $0 or the net assets of HAIS have been realized by the Company in cash.

     On December 15, 1999, we completed the acquisition of another Internet company, Neocom Microspecialists, Inc. With the two recent acquisitions of Internet companies, the intangible assets purchased as a result of these acquisitions represent approximately 82% of our total assets and approximately 110% of our stockholders' equity. Further, amortization of these intangible assets will be the largest single expense item in our statement of operations and will be approximately $1.8 million in 2000. This material concentration of intangible assets increases the risk of a large charge to earnings in the event that the recoverability of these intangible assets is impaired. If we are unable to recover the costs of these intangible assets, our financial performance may be negatively impacted in the coming periods through a write down or write off of these intangible assets.

     Prior to our change in corporate focus from that of a food holding company to that of an Internet holding company, we generated all of our revenues from sales of specialty food products. We have historically derived a majority of our revenues from small independent specialty food retail customers. From inception until July 1999, we generated revenues exclusively from wholesale and retail sales of our food products. We derived income from our wholesale and retail sales from the excess of the wholesale and retail prices we charged our customers over the product costs we paid our suppliers. We had a wholesale program in which we sold bulk quantities of specialty food products to registered retailers at wholesale prices. In this program, we purchased products from suppliers at a distributor's discounted price and derived income from the difference between this discounted price and the wholesale price we charged. Additionally, our retail customers paid for orders by cash or credit card while we paid our suppliers on extended terms. As a result, we were able to increase our working capital between the time we received payment for orders and the time we were required to pay suppliers.


     As a result of our change in corporate focus from a food holding company to an Internet holding company, we now have two other sources of income. Our e-commerce operating subsidiaries now derive our income from commissions. We are agents of our fulfillment centers and merely generate our revenues from commissions per transaction, which represent the gross selling price charged to our customers less the amount we pay to the fulfillment center. Our customers pay us directly and we remit the cost of the goods to our fulfillment centers less our agreed upon commission amount. As a result of this arrangement, the extent of our financial agreement with our fulfillment centers are relegated to the periodic transfer and remittance of our product costs. We do not take title to the goods sold on our e-commerce sites which eliminates any inventory risks on our part. We forward all orders directly to our fulfillment centers which eliminates the need to take possession of the goods and merchandise sold on our e-commerce sites. Our fulfillment centers ship the purchased good directly to our customers on our behalf. The shipping and handling costs related to every transaction are added to the total cost of the goods sold which the customers have to bear.


     Our Internet service provider operating subsidiaries derive their income from the excess of the Internet service prices we charge our customers over the cost of service we pay our suppliers. Additionally, our retail customers pay for services by cash or credit card while we pay our suppliers on extended terms. As a result, we are able to increase our working capital between the time we receive payment for services and the time we are required to pay suppliers.

     We are operating under an oral agreement with our fulfillment centers and have no long-term obligations to continue the relationship with them if we deem, solely at our own discretion, that it is no longer in our best interest to continue the current arrangements. However, we intend to formalize official written fulfillment agreements with them as soon as practicable.

     Net revenues for our e-commerce subsidiaries consist of commissions earned per transaction upon shipment of products and acceptance of products by our customers net of any allowance for future returns.

     We have a limited operating history on which to base an evaluation of our business and prospects. You must consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. To address these risks, we must obtain sufficient operating capital, maintain and expand our customer base, continue to increase our product offerings, successfully implement our business, marketing and promotional strategies, continue to develop our order processing technology, respond to competitive developments in the specialty food market, and attract, retain and motivate qualified personnel. We cannot assure you that we will be successful in addressing these risks and our failure could be harmful to our business, prospects, financial condition and results of operations.


FOOD DISTRIBUTION OPERATIONS
----------------------------
     Our food distribution operations represented our specialty gourmet foods business which we divested effective September 30, 1999. The net revenues of our food distribution operations had grown since inception, from $1,553,926 in 1997 to $2,175,867 in 1998. Specialty food sales were inherently seasonal, with highest volumes during the fourth quarter holiday season. Additionally, the business had a large gift-giving component. As a result of these two factors, approximately 46% of the 1998 sales were realized in the fourth quarter. We had taken steps intended to reduce the magnitude of this trend such as expanding our product selection, and emphasizing non-holiday occasions and personal consumption. However, we expected fourth quarter sales to continue to represent a disproportionate amount of annual sales in the future.

INTERNET OPERATIONS
-------------------
     Our Internet operations are represented by our current Internet service provider and e-commerce operating subsidiaries. Due to our change in primary corporate focus, these will be the industry segments in which we are going to focus. Our costs would include expenses associated with running an Internet holding company. These expenses are mainly related to the maintenance of the corporate office, payroll, legal, accounting, public relations and other administrative expenses.


NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1998


FOOD DISTRIBUTION OPERATIONS
----------------------------
     Our food distribution operations incurred a net loss of $40,786 in the nine months ended September 30, 1999 and $41,507 for the nine months ending September 30, 1998. There were no significant fluctuations on our net losses as business conditions for both periods remained essentially the same.

INTERNET OPERATIONS
--------------------
     REVENUES. Net revenues for our Internet service provider subsidiaries consist of service sales to customers. Revenues are recognized upon delivery of service. Net revenues for our e-commerce subsidiaries consist of commissions earned per transaction upon shipment of products and acceptance of products by our customers net of any allowance for future returns. Net revenues increased to $18,864 for the nine months ended September 30, 1999 from $0 for the nine months ended September 30, 1998. This increase is a result of the acquisition of Sitestar in July 1999. We realized their revenues for the month of August and September 1999. As a result of our acquisition strategy and our recent acquisitions of Internet service providers and e-commerce companies, we expect to experience strong revenue growth in the coming years.


     COST OF GOODS SOLD. Cost of goods sold consists primarily of the costs of Products and services sold to customers and actual outbound shipping and handling costs. Cost of goods sold increase to $22,740 for the nine months ended September 30, 1999 from $0 for the nine months ended September 30, 1998. As a result of our acquisition strategy and our recent acquisitions of Internet service providers and e-commerce companies, we expect to have a substantial increase in our cost of goods sold as our revenues increase.


     SELLING, GENERAL AND ADMINISTRATIVE. Sales and marketing expenses consist primarily of advertising and promotional expenditures and payroll and related expenses for personnel engaged in sales and marketing activities. Selling, general and administrative expenses increased to $455,938 for the nine months ended September 30, 1999 compared to $0 for the nine months ended September 30, 1998. This increase is primarily attributable to the increase in general and administrative personnel and an increase in corporate expenses as a result of our shift in corporate focus. We expect to incur the same amount of selling, general and administrative expenses as we implement our growth strategy.


YEAR ENDED  DECEMBER 31, 1998  COMPARED TO THE SEVEN  MONTHS ENDED
DECEMBER 31, 1997



FOOD DISTRIBUTION OPERATIONS
----------------------------
     Our food distribution operations incurred losses of $113,844 for the twelve months ended December 31, 1998 compared to $194,069 for the seven month ended December 31 ,1997. The increase was primarily attributable to an increase in selling, general and administrative expenses as a result of longer fiscal year. However, on an annualized basis, the seven month ended net loss would have been approximately the same amount as the twelve months ended December 31, 1998.

     Our food distribution operations incurred net losses of $484,494 for the twelve months ending December 31, 1998 compared to a net loss of $194,069 for the seven months ending December 31, 1997. The significant increase of $290,425 was primarily attributable to an increase in selling, general and administrative expenses as a result of longer fiscal year and a significant increase on our corporate expenses relating to increased payroll, legal, accounting and interest expenses.

INTERNET OPERATIONS
--------------------

     REVENUES. There were no revenues for the twelve months ending December 31, 1998 and seven months ending December 31, 1997 due to the divestiture of our food distribution operations.

     COST OF GOODS SOLD. Cost of goods sold consists primarily of the costs of Products and services sold to customers and actual outbound shipping and handling costs. There were no cost of goods sold for the twelve month ending December 31, 1998 and seven months ending December 31, 1997 due to the divestiture of our food distribution operations.

     SELLING, GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of rent, public relations, officers' salaries and consulting services. Selling, general and administrative expenses increased to $370,650 for the year ended December 31, 1998 from $0 in the seven months ended December 31, 1997. This increase was primarily attributable to the lack of activity in the seven months ended December 31, 1997 due to the divestiture of our food distribution business, and to the one time consulting service of $200,000. We expect the consulting services to be non-recurring, while we expect the remainder of the general and administrative expenses to be recurring.


LIQUIDITY AND CAPITAL RESOURCES

     Our business plan has required, and is expected to continue to require, substantial capital to fund operations, capital expenditures, expansion of sales and marketing capabilities and acquisitions.

     To date, we have financed our operation primarily through short-term borrowings and internally generated cash flow form our operations. In addition since December 31, 1998, we borrowed approximately $415,000 from various investors and approximately $144,000 from our stockholders in exchange for promissory notes in these principal amounts which bear interest at the rate of 8 percent per year.

     We believe that the net cash position on a pro forma basis with the acquisition of Sitestar and Neocom, together with our existing cash and cash equivalents, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 6 months. Thereafter, we may be required to seek additional sources of financing. We may also be required to raise additional financing before such time. If additional funds are raised through the issuance of equity securities, our existing shareholders may experience significant dilution. Furthermore, additional financing may not be available when needed or, if available, such financing may not be on terms favorable to us or our shareholders. If such sources of financing are insufficient or unavailable, or if we experience shortfalls in anticipated revenue or increases in anticipated expenses, we may need to slow down or stop the expansion of our e-commerce business, including our ISPs and reduce our marketing and development efforts. Any of these events could harm our business, financial condition or results of operations.

IMPACT OF THE YEAR 2000 ISSUE

     Many computer programs have been written using two digits rather than four to define the applicable year. This poses a problem at the end of the century because these computer programs may recognize a date using 00 as the year 1900 rather than the year 2000. This, in turn, could result in major system failures or miscalculations, and is generally referred to as the year 2000 issue. We have formulated and, to a large extent, implemented a plan to address our year 2000 issues.

     During 1999, we established a year 2000 compliance program to coordinate our efforts to resolve our year 2000 issues. We are addressing our year 2000 issues through a comprehensive assessment of both our internal systems and the systems of our external operating and suppliers.

INTERNAL SYSTEMS ASSESSMENT AND REVIEW

     Our internal systems assessment and review consists of four-phases, which we expect to complete by the end of the third quarter of 1999:

     * ASSESSMENT--We have conducted an inventory of our existing systems, performed risk assessment on these systems, prioritized the importance of these systems, and determined appropriate allocation of resources. This assessment is substantially complete.

     * ANALYSIS AND PLANNING--We have selected corrective methods where needed, developed appropriate test standards, determined conversion sequences where needed, and established a detailed timeline for correcting any known year 2000 problems. This analysis and planning is substantially complete.

     * CONVERSION AND TESTING--We are developing and modifying operating codes, purchasing or installing vendor-provided solutions and conducting unit and system tests. Our conversion and testing phase is substantially complete.

     * IMPLEMENTATION--We have begun modifying previously non-compliant systems, installing third party solutions, updating operational procedures, and training our employees as needed. This implementation phase is substantially complete.

     We also face risks from customer-provided hardware and software that we host in our data centers that in many cases has been customized by outside service providers or customer personnel. While we inform our customers that they are responsible for year 2000 compliance of their hosted hardware and software, we cannot assure you that our customers will take the steps necessary to achieve year 2000 compliance. The failure of our customers and third-party providers to ensure that their hosted hardware and software is year 2000 compliant could disrupt our operations and materially adversely affect our financial condition and operating results.

EXTERNAL SYSTEMS ASSESSMENT AND REVIEW

     We have also conducted a four-phase review of the systems of our operatings, suppliers, and other third parties (including equipment providers and other telecommunications service providers) to assess their year 2000 compliance efforts. The first phase, which is completed, included identifying our critical operatings, suppliers, and vendors. This phase involved requesting information from these critical operatings, analyzing their responses, studying their published year 2000 statements, performing our own risk assessments, prioritizing the importance of potential non-compliant systems and determining appropriate allocation of resources.

     Our second phase includes developing personal contacts with critical operatings' year 2000 staff, articulating our concerns and requesting assistance from them with respect to their products. This phase is substantially complete. Our third phase includes receiving information from responses to our requests for assistance, researching Web sites, making phone contacts and summarizing the results of the information that we receive. Finally, our fourth phase includes actively evaluating different systems, testing critical operatings' year 2000 updates, reviewing such information with our management team and identifying any additional resources that may be needed. We believe that phases three and four of our review will be substantially complete prior to the end of the third quarter of 1999.

     We have reviewed and analyzed the year 2000 compliance of Sitestar.net, which we acquired in July 1999. We are in the process of integrating Sitestar.net into our operations. We do not believe that this integration of their systems with ours will have an adverse effect on our year 2000 compliance status.

     During the year ended December 31, 1998, we spent over $8,000 in connection with the upgrade and continuing build-out of our technical operations and network. We believe that all of this newly acquired equipment is year 2000 compliant. We have incurred costs and expect to incur additional costs in 1999 in connection with our year 2000 program, which we believe will not be material.

     We currently believe that our most likely worst case scenario related to the year 2000 issue is associated with concerns with our suppliers' products and software. If one or more of our suppliers experience year 2000 problems which result in decreased Internet usage and that delay or interfere with our ability to receive or transmit our customers' data, our business and operations could be adversely affected.

     We believe that our plan to address year 2000 issues will be fully executed prior to January 1, 2000; however, any failure of this plan could have a material adverse effect on our operating results. Despite the testing performed by us and our vendors, our products, services and systems may contain undetected errors or defects associated with year 2000 date functions. In the event any material errors or defects are not detected and fixed, or third parties cannot timely provide us with products, services or systems that meet the year 2000 requirements, our operating results could be materially adversely affected. We cannot guarantee that we will be able to timely and successfully modify our products, services and systems to comply with year 2000 requirements if we have failed to accurately assess, test and correct year 2000 issues. Known or unknown errors or defects that affect the operation of our products, services or systems could result in a delay in the receipt of payment, interruption of network services, cancellation of customer contracts, diversion of development resources, damage to our reputation and litigation costs. We cannot guarantee that these or other factors relating to year 2000 compliance issues will not have a material adverse effect on our business.

     We have prepared a contingency plan in the event that any of our products, services or systems remain non-compliant as of December 31, 1999. As part of this contingency plan, we may replace any non-compliant suppliers or other third party providers with those with demonstrated year 2000 compliance.

                FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

     We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. Forward-looking statements in this document and those made from time to time by us are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements concerning the expected future revenues or earnings or concerning projected plans, performance, product development, product release or product shipment, as well as other estimates related to future operations are necessarily only estimates of future results and there can be no assurance that actual results will not materially differ from expectations. We undertake no obligation to publicly release the results of any revisions to forward-looking statements which may be made to reflect events or circumstances occurring after the date such statements were made or to reflect the occurrence of unanticipated events.

     Factors that could cause actual results to differ materially from results anticipated in forward-looking statements include, but are not limited to the following:

                    RISKS PARTICULAR TO SITESTAR CORPORATION

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH YOU MAY EVALUATE US.

     Our new corporate philosophy was formulated in July 1999. Although we have grown significantly since then, we have a limited operating history upon which you may evaluate our business and prospects. We and our wholly owned operating companies are among the many companies that have entered into the emerging e-commerce market. All of our operating companies are in the early stages of their development. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets such as e-commerce. If we are unable to effectively allocate our resources and help grow existing operating companies, our stock price may be adversely affected and we may be unable to execute our strategy of developing a collaborative network of operating companies.


CHANGE IN COMPOSITION OF ASSETS AND EXPENSES

     The change in our corporate focus from a food holding company to an Internet holding company has resulted in a dramatic change in the composition of our assets and expenses. With the recent acquisitions of Internet companies, the intangible assets purchased as a result of these acquisitions represent approximately 82% of our total assets and approximately 110% of our stockholders' equity. Further, amortization of these intangible assets will be the largest single expense item in our statement of operations. This material concentration of intangible assets increases the risk of a large charge to earnings in the event that the recoverability of these intangible assets is impaired.


OUR BUSINESS DEPENDS UPON THE PERFORMANCE OF OUR OPERATING COMPANIES, WHICH IS UNCERTAIN.

      Economic, governmental, industry and internal company factors outside our control affect each of our operating companies. If our operating companies do not succeed, the value of our assets will decline. The material risks relating to our operating companies include:

     o lack of the widespread commercial use of the Internet, which may prevent our operating companies from succeeding; and

     o intensifying competition for the products and services our operating companies offer, which could lead to the failure of some of our operating companies.

     The other material risks relating to our operating companies are more fully described below under "Risks Particular to Our Operating Companies."


OUR BUSINESS MODEL IS UNPROVEN.

     Our strategy is based on an unproven business model. Our operating strategy is to integrate our subsidiaries and future Internet portfolio investments into a collaborative network that leverages our collective knowledge and resources.

We will actively explore synergistic opportunities such as cross marketing efforts within our subsidiaries and investments to further leverage our resources. Our business model depends on our ability to share information within our network of operating companies. If competition develops among our operating companies, we may be unable to fully benefit from the sharing of information within our network of operating companies. If we cannot convince companies of the value of our business model, our ability to attract new companies will be adversely affected and our strategy of building a collaborative network may not succeed.


WE MAY HAVE TO TAKE CERTAIN ACTIONS TO AVOID REGISTRATION UNDER THE INVESTMENT COMPANY ACT OF 1940.

     We believe that we are actively engaged in the business of e-commerce through our network of operating companies. However, due to a significant possibility that many of our future operating companies may not be majority-owned subsidiaries, changes in the value of our interests in our operating companies and the income/loss and revenue attributable to our operating companies could require us to register as an investment company under the Investment Company Act unless we take action to avoid being required to register. For example, we may be unable to sell minority interests we would otherwise want to sell and may need to sell some assets which are not considered to be investment securities, including interests in operating companies. We may also have to ensure that we retain at least a 25% ownership interest in our operating companies after their initial public offerings. In addition, we may have to acquire additional income or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire would be important to our strategy. It is not feasible for us to register as an investment company because the Investment Company Act regulations are inconsistent with our strategy of actively managing, operating and promoting collaboration among our network of operating companies.


FLUCTUATIONS IN OUR QUARTERLY RESULTS MAY ADVERSELY AFFECT OUR STOCK PRICE

      We expect that our quarterly results will fluctuate significantly due to many factors, including:

     *    the operating results of our operating companies;

     * changes in equity losses or income and amortization of goodwill related to the acquisition or divestiture of interests in operating companies;

     * changes in our methods of accounting for our operating company interests, which may result from changes in our ownership percentages of our operating companies;

     * sales of equity securities by our operating companies, which could cause us to recognize gains or losses under applicable accounting rules;

     * the pace of development or a decline in growth of the e-commerce market;

     * intense competition from other potential acquirors of B2B e-commerce companies, which could increase our cost of acquiring interests in additional companies, and competition for the goods and services offered by our operating companies; and

     * our ability to effectively manage our growth and the growth of our operating companies during the anticipated rapid growth of the e-commerce market.

     We believe that period-to-period comparisons of our operating results are not meaningful. Additionally, if our operating results in one or more quarters do not meet securities analysts' or your expectations, the price of our common stock could decrease.


OUR SUCCESS IS DEPENDENT ON OUR KEY PERSONNEL AND THE KEY PERSONNEL OF OUR OPERATING COMPANIES.

     We believe that our success will depend on continued employment by us and our operating companies of senior management and key technical personnel. If one or more members of our senior management or our operating companies' senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted. Although, our management team has had their own successes in other industries, our senior management team has limited experience in the Internet industry.

     As of September 30, 1999, all of our management personnel have worked for us for less than one year. Our efficiency may be limited while these employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us and our operating companies.

     The success of some of our operating companies also depends on their having highly trained technical and marketing personnel. Our operating companies will need to continue to hire additional personnel as their businesses grow. A shortage in the number of trained technical and marketing personnel could limit the ability of our operating companies to increase sales of their existing products and services and launch new product offerings.

     Our expenses will increase as we build an infrastructure to implement our business model. For example, we expect to hire additional employees, expand information technology systems and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:

     *    broaden our operating company support capabilities;

     *    explore acquisition  opportunities and alliances with other companies;
          and

     *    facilitate business arrangements among our operating companies.

     Expenses may also increase due to the potential effect of goodwill amortization and other charges resulting from completed and future acquisitions. If any of these and other expenses are not accompanied by increased revenue, our operating losses will be greater than we anticipate.


OUR OPERATING COMPANIES ARE GROWING RAPIDLY AND WE MAY HAVE DIFFICULTY ASSISTING THEM IN MANAGING THEIR GROWTH.

     Our operating companies have grown, and we expect them to continue to grow, rapidly by adding new products and services and hiring new employees. This growth is likely to place significant strain on their resources and on the resources we allocate to assist our operating companies. In addition, our management may be unable to convince the future operating companies wherein we have a minority interest to adopt our ideas for effectively and successfully managing their growth.

     We may compete with some of our future investors and shareholders and operating companies, and our operating companies may compete with each other. Our current and future operating companies and future internet portfolio investments may overlap in their geographic coverage. One of our operating subsidiaries or future portfolio investments may possibly compete for the same customers in the same geographic region. In addition, our current and future shareholders may compete with us in terms of their own internet portfolio investments and other internet-related acquisitions. Some of our current or future shareholders may engage in their own investment activities which may directly compete with our own acquisition and investment parameters.


WE FACE COMPETITION FROM OTHER POTENTIAL ACQUIRERS OF E-COMMERCE COMPANIES.

     We face competition from other capital providers including publicly-traded Internet companies, venture capital companies and large corporations. Many of these competitors have greater financial resources and brand name recognition than we do. These competitors may limit our opportunity to acquire interests in new operating companies. If we cannot acquire interests in attractive companies, our strategy to build a collaborative network of operating companies may not succeed.

OUR SUCCESS COULD BE IMPAIRED BY VALUATIONS PLACED ON INTERNET-RELATED COMPANIES BY THE FINANCIAL MARKETPLACE

     Our strategy involves creating value for our shareholders and the employees of our operating companies by helping our operating companies grow and access the capital markets. We are therefore dependent on the market for Internet-related companies in general and for public offerings of those companies in particular. To date, there have been a substantial number of Internet-related initial public offerings and additional offerings are expected to be made in the future. If the market for Internet-related companies and initial public offerings were to weaken for an extended period of time, the ability of our operating companies to grow and access the capital markets will be impaired, and we may need to provide additional capital to our operating companies.


WE MAY BE UNABLE TO OBTAIN MAXIMUM VALUE FOR OUR OPERATING COMPANY INTERESTS.

     We have significant positions in our operating companies. While we generally do not anticipate selling our interests in our operating companies, if we were to divest all or part of them, we may not receive maximum value for these positions. For future operating companies with publicly-traded stock, we may be unable to sell our interest at then-quoted market prices. Furthermore, for those operating companies that do not have publicly-traded stock, the realizable value of our interests may ultimately prove to be lower than the carrying value currently reflected in our consolidated financial statements.


                   RISKS INHERENT TO OUR ACQUISITION STRATEGY

     We have in the past, and intend to in the future, to expand through the acquisition of businesses, technologies, products and services, such as the recent acquisitions of Sitestar Corporation, and Greattools.com. Acquisitions may result in the potentially dilutive issuance of equity securities, the incurrence of additional debt, development costs and the amortization of goodwill and other intangible assets. Further, acquisitions involve a number of special problems, including difficulty integrating technologies, operations and personnel and diversion of management attention in connection with both negotiating the acquisitions and integrating the assets. There can be no assurance that we will be successful in addressing such problems. In addition, growth associated with numerous acquisitions places significant strain on our managerial and operational resources. Our future operating results will depend to a significant degree on its ability to successfully manage growth and integrate acquisitions. Furthermore, many of our operating companies are early-stage companies, with limited operating histories and limited or no revenues; there can be no assurance that we will be successful in developing such companies.

UNCERTAINTIES ASSOCIATED WITH SELLING ASSETS

     A significant element of our business plan involves selling, in public or private offerings, portions of the companies it has acquired and developed. The Company's ability to engage in any such transactions, the timing of such transactions and the amount of proceeds from such transactions are dependant on market and other conditions largely beyond our control. Accordingly, there can be no assurance that we will be able to engage in such transactions in the future or that when we are able to engage in such transactions they will be at favorable prices. If we were unable to liquidate portions of its portfolio companies at favorable prices, our business, financial condition and results of operations would be adversely affected.



UNCERTAINTIES OF THE RECOVERABILITY OF INTANGIBLE ASSETS

     As a result of our change in corporate focus from a food holding company to an Internet holding company, the composition of our assets and expenses have dramatically changed. With the recent acquisitions of Internet companies, the intangible assets purchased as a result of these acquisitions represent approximately 82% of our total assets and approximately 110% of our stockholders' equity. Further amortization of these intangible assets will be the largest single expense item in our statement of operations. If we are unable to recover the costs of these intangible assets, our financial performance may be negatively impacted in the coming periods through a write down or write off of these intangible assets.



WE MAY NOT HAVE OPPORTUNITIES TO ACQUIRE INTERESTS IN ADDITIONAL COMPANIES.

     We may be unable to identify companies that complement our strategy, and even if we identify a company that complements our strategy, we may be unable to acquire an interest in the company for many reasons, including:

     * failure to agree on the terms of the acquisition, such as the amount or price of our acquired interest;

     *    incompatibility between us and management of the company;

     *    competition from other acquirers of e-commerce companies;

     *    a lack of capital to acquire an interest in the company; and

     *    the unwillingness of the company to operating with us.

     If we cannot acquire interests in attractive companies, our strategy to build a collaborative network of operating companies may not succeed.

OUR RESOURCES AND OUR ABILITY TO MANAGE NEWLY ACQUIRED OPERATING COMPANIES MAY BE STRAINED AS WE ACQUIRE MORE AND LARGER INTERESTS IN E-COMMERCE COMPANIES.

     We have acquired, and plan to continue to acquire, significant interests in both Business to Consumer and Business to Business e-commerce companies that complement our business strategy. In the future, we may acquire larger percentages or larger interests in companies than we have in the past, or we may seek to acquire 100% ownership of companies as we have done in our initial stages of development. These larger acquisitions may place significantly greater strain on our resources, ability to manage such companies and ability to integrate them into our collaborative network. Future acquisitions are subject to the following risks:

     * Our acquisitions may cause a disruption in our ongoing support of our operating companies, distract our management and other resources and make it difficult to maintain our standards, controls and procedures.

     * We may acquire interests in companies in e-commerce markets in which we have little experience.

     * We may not be able to facilitate collaboration between our operating companies and new companies that we acquire.

     * To fund future acquisitions we may be required to incur debt or issue equity securities, which may be dilutive to existing shareholders.


OUR SYSTEMS AND THOSE OF OUR OPERATING COMPANIES AND THIRD PARTIES MAY NOT BE YEAR 2000 COMPLIANT, WHICH COULD DISRUPT OUR OPERATIONS AND THE OPERATIONS OF OUR OPERATING COMPANIES.

     Many computer programs have been written using two digits rather than four digits to define the applicable year. This poses a problem at the end of the century because these computer programs may recognize a date using "00" as the year 1900, rather than the year 2000. This in turn could result in major system failures or miscalculations and is generally referred to as the Year 2000 issue. We may realize exposure and risk if our systems and the systems on which our operating companies are dependent to conduct their operations are not Year 2000 compliant. Our potential areas of exposure include products purchased from third parties, computers, software, telephone systems and other equipment used internally. If our present efforts and the efforts of our operating companies to address the Year 2000 compliance issues are not successful, or if distributors, suppliers and other third parties with which we and our operating companies conduct business do not successfully address such issues, our business and the businesses of our operational companies may not be operational for a period of time. If the Web-hosting facilities of our operating companies are not Year 2000 compliant, their production Web sites would be unavailable and they would not be able to deliver services to their users.

                  RISKS PARTICULAR TO OUR OPERATING COMPANIES

     Sitestar and our operating companies' result of operations, and accordingly the price of its common stock, may be adversely affected by the following factors:

     *    lack of acceptance of the Internet as an advertising medium;

     * inability to develop a large base of users of its Web sites who possess demographic characteristics attractive to advertisers;

     *    lower advertising rates;

     *    slow development of the e-commerce market;

     *    lack of acceptance of its Internet content;

     *    loss of key content providers;

     *    intense competition;

     *    loss of key personnel; and

     *    inability to manage growth.


THE SUCCESS OF OUR OPERATING COMPANIES DEPENDS ON THE DEVELOPMENT OF THE E-COMMERCE MARKET, WHICH IS UNCERTAIN.

     All of our operating companies rely on the Internet for the success of their businesses. The development of the e-commerce market is in its early stages. If widespread commercial use of the Internet does not develop, or if the Internet does not develop as an effective medium for the provision of products and services, our operating companies may not succeed.

     Our  long-term   success   depends  on  widespread   market-acceptance   of
e-commerce. A number of factors could prevent such acceptance, including the following:

     * the unwillingness of businesses to shift from traditional processes to e-commerce processes;

     * the necessary network infrastructure for substantial growth in usage of e-commerce may not be adequately developed;

     * increased government regulation or taxation may adversely affect the viability of e-commerce;

     * insufficient availability of telecommunication services or changes in telecommunication services could result in slower response times for the users of e-commerce; and

     * concern and adverse publicity about the security of e-commerce transactions.


OUR OPERATING COMPANIES MAY FAIL IF THEIR COMPETITORS PROVIDE SUPERIOR INTERNET-RELATED OFFERINGS OR CONTINUE TO HAVE GREATER RESOURCES THAN OUR OPERATING COMPANIES HAVE.

     Competition for Internet products and services is intense. As the market for e-commerce grows, we expect that competition will intensify. Barriers to entry are minimal, and competitors can offer products and services at a relatively low cost. Our operating companies compete for a share of a customer's:

     * purchasing budget for services, materials and supplies with other online providers and traditional distribution channels;

     * dollars spent on consulting services with many established information systems and management consulting firms; and

     * advertising budget with online services and traditional off-line media, such as print and trade associations.

     In addition, some of our operating companies compete to attract and retain a critical mass of buyers and sellers. Several companies offer competitive solutions that compete with one or more of our operating companies. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our operating companies' competitors may develop Internet products or services that are superior to, or have greater market acceptance than, the solutions offered by our operating companies. If our operating companies are unable to compete successfully against their competitors, our operating companies may fail.

     Many of our operating companies' competitors have greater brand recognition and greater financial, marketing and other resources than our operating companies. This may place our operating companies at a disadvantage in responding to their competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives.


DEPENDENCE ON VENDOR RELATIONSHIPS

     Our operating subsidiaries are currently, and expect to be in the future, dependent on a number of vendor relationships. These relationships include arrangements relating to the creation of traffic on Sitestar-affiliated Web sites and resulting generation of advertising and commerce-related revenue. The termination of, or the failure of such Sitestar-affiliated Web sites to renew on reasonable terms, such relationships could have an adverse effect on our business, results of operations and financial condition. Our operating companies also are generally dependent on other vendor relationships with advertisers, sponsors and partners. Most of these arrangements do not require future minimum commitments to use our services, are often not exclusive and are often short-term or may be terminated at the convenience of the other party. There can be no assurance that these vendors will not reassess their commitment to our operating companies at any time in the future, or that they will not develop their own competitive services or products. Further, there can be no assurance that the services of these companies will achieve market acceptance or commercial success and therefore there can be no assurance that our existing relationships will result in sustained or successful business partnerships or significant revenues for us.

SOME OF OUR OPERATING COMPANIES MAY BE UNABLE TO PROTECT THEIR PROPRIETARY RIGHTS AND MAY INFRINGE ON THE PROPRIETARY RIGHTS OF OTHERS.

     Proprietary rights, particularly in the form of copyrights, are important to the success and competitive position of many of our operating companies. Although our operating companies seek to protect their proprietary rights, their actions may be inadequate to protect any trademarks, copyrights and other proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible for some of our operating companies to control the dissemination of their work and use of their services. Some of our operating companies also license content from third parties and it is possible that they could become subject to infringement actions based upon the content licensed from those third parties. Our operating companies generally obtain representations as to the origin and ownership of such licensed content; however, this may not adequately protect them. Any of these claims, with or without merit, could subject our operating companies to costly litigation and the diversion of their technical and management personnel. If our operating companies incur costly litigation and their personnel are not effectively deployed, the expenses and losses incurred by our operating companies will increase and their profits, if any, will decrease.

SOURCE OF SUPPLY FOR GREATTOOLS.COM.

     Since 1999, Greattools.com has been operating pursuant to an oral agreement with Global Sourcing Group ("GSG"), a power tool wholesaler located in Thousand Oaks, California, which supplies 100% of the products sold by the Company in its Web site. While the Company anticipates that it will continue operating under the oral agreement, it intends to enter into a written exclusive fulfillment agreement with GSG as soon as it's practicable. The Company intends to enter into this fulfillment arrangement to assure it could continue to source all of its products.

     Gateway Holdings, Inc. the private equity fund managed by our Chairman Frederick T. Manlunas beneficially owns and controls 14.6% of the total outstanding shares of Global Sourcing Group. The Company is reliant on Mr. Manlunas' relationship with GSG for its Greattools.com's fulfillment needs.


SOURCE OF SUPPLY FOR HOLLAND-AMERICAN.COM.

     Since September 1999, Holland-American.com has been operating pursuant to an oral agreement with Holland American International Specialties ("HAIS"), a specialty foods wholesaler and retailer located in Bellflower, California, which supplies 100% of the products sold by the Company in its Web site. While the Company anticipates that it will continue operating under the oral agreement, it intends to enter into a written exclusive fulfillment agreement with HAIS as soon as it's practicable. We intend to enter into this fulfillment arrangement to assure it could continue to source all of its products.

     IFCO Group, LLC ("IFCO"), whose members consist of certain shareholders of the Company, including Frederick T. Manlunas, owns HAIS. Our Chairman of the Board, Mr. Manlunas, beneficially owns and controls 32.75% of the total outstanding membership interest of IFCO Group, LLC. However, the Company is not reliant on Mr. Manlunas' relationship with HAIS for its Holland-American.com's fulfillment needs.


OUR OPERATING COMPANIES THAT PUBLISH OR DISTRIBUTE CONTENT OVER THE INTERNET MAY BE SUBJECT TO LEGAL LIABILITY.

     Some of our operating companies may be subject to legal claims relating to the content on their Web sites, or the downloading and distribution of this content. Claims could involve matters such as defamation, invasion of privacy and copyright infringement. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content of material. In addition, some of the content provided by our operating companies on their Web sites is drawn from data compiled by other parties, including governmental and commercial sources, and our operating companies re-enter the data. This data may have errors. If any of our operating companies' Web site content is
improperly  used  or  if  any  of  our  operating   companies  supply  incorrect
information, it could result in unexpected liability. Any of our operating companies that incur this type of unexpected liability may not have insurance to cover the claim or its insurance may not provide sufficient coverage. If our operating companies incur substantial cost because of this type of unexpected liability, the expenses incurred by our operating companies will increase and their profits, if any, will decrease.

OUR OPERATING COMPANIES' COMPUTER AND COMMUNICATIONS SYSTEMS MAY FAIL, WHICH MAY DISCOURAGE CONTENT PROVIDERS FROM USING OUR OPERATING COMPANIES' SYSTEMS.

     All of our operating companies' businesses depend on the efficient and uninterrupted operation of their computer and communications hardware systems. Any system interruptions that cause our operating companies' Web sites to be unavailable to Web browsers may reduce the attractiveness of our operating companies' Web sites to third party content providers. If third party content providers are unwilling to use our operating companies' Web sites, our business, financial condition and operating results could be adversely affected. Interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events.


OUR OPERATING COMPANIES' BUSINESSES MAY BE DISRUPTED IF THEY ARE UNABLE TO UPGRADE THEIR SYSTEMS TO MEET INCREASED DEMAND.

     Capacity limits on some of our operating companies' technology, transaction processing systems and network hardware and software may be difficult to project and they may not be able to expand and upgrade their systems to meet increased use.

     As traffic on our operating companies' Web sites continues to increase, they must expand and upgrade their technology, transaction processing systems and network hardware and software. Our operating companies may be unable to accurately project the rate of increase in use of their Web sites. In addition, our operating companies may not be able to expand and upgrade their systems and network hardware and software capabilities to accommodate increased use of their Web sites. If our operating companies are unable to appropriately upgrade their systems and network hardware and software, the operations and processes of our operating companies may be disrupted.


OUR OPERATING COMPANIES MAY NOT BE ABLE TO ATTRACT A LOYAL BASE OF USERS TO THEIR WEB SITES.

     While content is important to all our operating companies' Web sites, our operating companies are particularly dependent on content to attract business. Our success depends upon the ability of these operating companies to deliver compelling Internet content to their targeted users. If our operating companies are unable to develop Internet content that attracts a loyal user base, the revenues and profitability of our operating companies could be impaired. Internet users can freely navigate and instantly switch among a large number of Web sites. Many of these Web sites offer original content. Thus, our operating companies may have difficulty distinguishing the content on their Web sites to attract a loyal base of users.

OUR OPERATING COMPANIES MAY BE UNABLE TO ACQUIRE OR MAINTAIN EASILY IDENTIFIABLE WEB SITE ADDRESSES OR PREVENT THIRD PARTIES FROM ACQUIRING WEB SITE ADDRESSES SIMILAR TO THEIRS.

     Some of our operating companies hold various Web site addresses relating to their brands. These operating companies may not be able to prevent third parties from acquiring Web site addresses that are similar to their addresses, which could adversely affect the use by businesses of our operating companies' Web sites. In these instances, our operating companies may not grow as we expect. The acquisition and maintenance of Web site addresses generally is regulated by governmental agencies and their designees. The regulation of Web site addresses in the United States and in foreign countries is subject to change. As a result, our operating companies may not be able to acquire or maintain relevant Web site addresses in all countries where they conduct business. Furthermore, the relationship between regulations governing such addresses and laws protecting trademarks is unclear.

SOME OF OUR OPERATING COMPANIES ARE DEPENDENT ON BARTER TRANSACTIONS THAT DO NOT GENERATE CASH REVENUE.

     Our operating companies plans to enter into barter transactions in which they provide advertising for other internet companies in exchange for advertising for the operating company. In a barter transaction the operating company will reflect the sales of the advertising received as an expense and the value of the advertising provided, in an equal amount, as revenue. However, barter transactions also do not generate cash revenue, which may adversely affect the cash flows of some of our operating companies. Limited cash flows may adversely affect a operating company's abilities to expand its operations and satisfy its liabilities.

                    RISKS RELATING TO THE INTERNET INDUSTRY

CONCERNS REGARDING SECURITY OF TRANSACTIONS AND TRANSMITTING CONFIDENTIAL INFORMATION OVER THE INTERNET MAY HAVE AN ADVERSE IMPACT ON OUR BUSINESS.

     We believe that concern regarding the security of confidential information transmitted over the Internet prevents many potential customers from engaging in online transactions. If our operating companies that depend on such transactions do not add sufficient security features to their future product releases, our operating companies' products may not gain market acceptance or there may be additional legal exposure to them.

     Despite the measures some of our operating companies have taken, the infrastructure of each of them is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents the security measures imposed by any one of our operating companies, he or she could misappropriate proprietary information or cause interruption in operations of the operating company. Security breaches that result in access to confidential information could damage the reputation of any one of our operating companies and expose the operating company affected to a risk of loss or liability. Some of our operating companies may be required to make significant investments and efforts to protect against or remedy security breaches. Additionally, as e-commerce becomes more widespread, our operating companies' customers will become more concerned about security. If our operating companies are unable to adequately address these concerns, they may be unable to sell their goods and services.

RAPID TECHNOLOGICAL CHANGES MAY PREVENT OUR OPERATING COMPANIES FROM REMAINING CURRENT WITH THEIR TECHNICAL RESOURCES AND MAINTAINING COMPETITIVE PRODUCT AND SERVICE OFFERINGS.

     The markets in which our operating companies operate are characterized by rapid technological change, frequent new product and service introductions and evolving industry standards. Significant technological changes could render their existing Web site technology or other products and services obsolete. The e-commerce market's growth and intense competition exacerbate these conditions. If our operating companies are unable to successfully respond to these developments or do not respond in a cost-effective way, our business, financial condition and operating results will be adversely affected. To be successful, our operating companies must adapt to their rapidly changing markets by continually improving the responsiveness, services and features of their products and services and by developing new features to meet the needs of their customers. Our success will depend, in part, on our operating companies' ability to license leading technologies useful in their businesses, enhance their existing products and services and develop new offerings and technology that address the needs of their customers. Our operating companies will also need to respond to technological advances and emerging industry standards in a cost-effective and timely manner.


GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES MAY PLACE FINANCIAL BURDENS ON OUR BUSINESS AND THE BUSINESSES OF OUR OPERATING COMPANIES.

     As of September 30, 1999, there were few laws or regulations directed specifically at e-commerce. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. These laws and regulations may cover issues such as the collection and use of data from Web site visitors and related privacy issues, pricing, content, copyrights, online gambling, distribution and quality of goods and services. The enactment of any additional laws or regulations may impede the growth of the Internet and e-commerce, which could decrease the revenue of our operating companies and place additional financial burdens on our business and the businesses of our operating companies.

     Laws  and  regulations   directly  applicable  to  e-commerce  or  Internet
communications are becoming more prevalent. For example, Congress recently enacted laws regarding online copyright infringement and the protection of information collected online from children. Although these laws may not have a direct adverse effect on our business or those of our operating companies, they add to the legal and regulatory burden faced by e-commerce companies.

                       RISKS RELATING TO FUTURE OFFERINGS

SHARES ELIGIBLE FOR FUTURE SALE BY OUR CURRENT SHAREHOLDERS MAY DECREASE THE PRICE OF OUR COMMON STOCK.

     If our shareholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following future offerings, then the market price of our common stock could fall. Restrictions under the securities laws and certain lock-up agreements limit the number of shares of common stock available for sale in the public market.

OUR COMMON STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE.

     The market price for our common stock is likely to be highly volatile as the stock market in general and the market for Internet-related stocks and the stock. The trading prices of many technology and Internet-related company stocks have reached historical highs within the last year and have reflected relative valuations substantially above historical levels. During the same period, the stocks of these companies have also been highly volatile and have recorded lows well below such historical highs. We cannot assure you that our common stock will trade at the same levels of other Internet stocks or that Internet stocks in general will sustain their current market prices.

     The following factors will add to our common stock price's volatility:

     * actual or anticipated variations in our quarterly operating results and those of our operating companies;

     * new sales formats or new products or services offered by us, our operating companies and their competitors;

     * changes in our financial estimates and those of our operating companies by securities analysts;

     * conditions or trends in the Internet industry in general and the e-commerce industry in particular;

     * announcements by our operating companies and their competitors of technological innovations;

     * announcements by us or our operating companies or our competitors of significant acquisitions, strategic partnerships or joint ventures;

     * changes in the market valuations of our operating companies and other Internet companies;

     *    our capital commitments;

     * additions or departures of our key personnel and key personnel of our operating companies; and

     *    sales of our common stock.

     Many of these factors are beyond our control. These factors may decrease the market price of our common stock, regardless of our operating performance.



Item 3.           Description of Property.

     We lease our principal executive offices, as well as our administrative offices, which are located in a 1,084 square feet office facility in Encino, California at an annual rent of $24,715.20. This facility also houses our customer service, administrative and corporate center functions. This lease will expire in June 2001.

     We also lease 2,100 square feet of office space in Annapolis, Maryland. This facility houses Sitestar.net's, Greattools.com's and Holland-American.com's executive offices, customer service, and administrative functions. This lease is currently on a month-to-month basis with a rental fee of $33,072 per annum.

     In addition, we now own a 12,000 square feet office building in Martinsville, Virginia which serves as Neocom's principal executive offices. We acquired this property along with the acquisition of Neocom. This facility houses Neocom's customer service, administrative and corporate functions. Neocom's principal noteholders have a senior lien on the property. The lien on the property was a result of the working capital credit facility taken by Neocom against the property. The bank note is payable in monthly principal and interest installments of $6,400 or $76,800 per annum with the balance due September 2003.

     Our annual rents are subject to adjustments. We anticipate that we will require additional space for our ISP operations as we expand, and we believe that we will be able to obtain suitable space as needed on commercially reasonable terms.

Item 4.           Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information as of September 30, 1999 regarding the record and beneficial ownership of the Common Stock by: (i) any individual or group (as that term is defined in the federal securities laws) of affiliated individuals or entities who is known by the Company to be the beneficial owner of more than five percent of the outstanding shares of our Common Stock; (ii) each executive officer and Director of the Company; and (iii) the executive officers and Directors of the Company as a group.

Name and Address of                   Number of Shares              Percent
 Beneficial Owner                    Beneficially Owned (1)        of Class (2)
------------------                   ----------------------        ------------

Frederick T. Manlunas                     3,039,255                  12.99%
16133 Ventura Blvd., Suite 635
Encino, CA  91436

Clinton J. Sallee                         1,926,170                   8.24%
16133 Ventura Blvd., Suite 635
Encino, CA  91436

Franklin Christopher                      1,483,857                   6.35%
326 First Street, Suite 26
Annapolis, MD  21403

Kevorak Zoryan                                   -0-                    *
16133 Ventura Blvd., Suite 635
Encino, CA  91436

All  directors  and  officers             6,449,282                  27.58%
as a  group  (4 persons)

* Less than 1%

---------------------------------------
(1) We believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date of this registration statement upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage of ownership is determined by assuming all options, warrants or convertible securities that are held by such person (but not held by any other person) and which are exercisable or convertible within 60 days of this registration statement have been exercised or converted.


(2) Percent of class is based on 23,394,919 shares of Common Stock outstanding as of December 31, 1999.

 Item 5.          Directors, Executive Officers, Promoters and Control persons.

     The following table sets forth certain information with respect to the directors and executive officers of Sitestar.

    Name                                Age(1)            Position
---------------                        ------          -------------------
Frederick T. Manlunas                    31            Chairman of the Board and
                                                       Managing Director

Clinton J. Sallee                        27            President and Chief
                                                       Executive Officer

Kevorak Zoryan                           26            Director

----------------------

(1) Ages are given as of September 30, 1999

FREDERICK T. MANLUNAS, has been a Director of the Company since October of 1998 and has served as the Company's Chairman of the Board since July 1999. Mr. Manlunas manages Gateway Holdings, Inc., a private equity fund based in Los Angeles since 1995. Prior to founding Gateway, Mr. Manlunas was an Associate with Arthur Andersen LLP's Retail Management Consulting division from 1991 to 1995. Mr. Manlunas also serves as Director for MenuDirect, Inc., a Delaware corporation, and Xcel Medical Pharmacy, a California corporation. Mr. Manlunas received a Bachelor of Science degree in Journalism from Florida International University and he earned a Masters of Business Administration degree from Pepperdine University.

CLINTON J. SALLEE has been a Director of the Company since May of 1999 and has served as the Company's President and Chief Executive Officer since July 1999. In 1996, Mr. Sallee founded Sallee Zoryan, a concept development firm, where he served as President since inception. Prior to founding Sallee Zoryan, Mr. Sallee was an Associate with W.E. Myers & Company, a boutique investment bank, specializing in industry consolidations. Mr. Sallee earned a Bachelor of Science degree in Business Administration from the Marshall School of Business at the University of Southern California in 1994.

KEVORK A. ZORYAN has been a Director of the Company since July of 1999. From March 1997 to July 1999, Mr. Zoryan served on the acquisition team of the Morgan Stanley Real Estate Fund, a leading international private equity real estate investment fund. From March 1995 to May 1996, Mr. Zoryan served as an analyst of the JE Robert Companies, and from June 1993 to February 1995, as a staff analyst with Ernst & Young. Mr. Zoryan co-founded Sallee Zoryan, a concept development firm in 1996, and currently serves as its Partner. Mr. Zoryan earned a BS in Business Administration from the Marshall School of Business at the University of Southern California in 1994. He currently attends the Harvard Business School as a member of the MBA Class of 2001.

     The Company is currently actively searching for a Chief Financial Officer. Management has interviewed several candidates and expects to finalize its selection before the end of the current quarter.

ITEM 6.           EXECUTIVE COMPENSATION.

     The following table summarizes the compensation by the Company to Frederick
T. Manlunas, its former President and CEO for the last three fiscal years. No officer of the Company received compensation in excess of $100,000 during such years.


                           SUMMARY COMPENSATION TABLE

                                Annual Compensation                            Long Term Compensation
                      ----------------------------------------------     ------------------------------------------------
                                                             Other       Restricted
                                                             Annual         Stock      Options     LTIP        All Other
Position              Year      Salary ($)    Bonuses($)   Compensation     Awards       SARs    Payouts ($)  Compensation
--------              ----      ----------    ----------   ------------  ----------    -------   -----------  ------------

Frederick T.          1998       96,000          --            --              --         --         --             --
Manlunas              1999      120,000          --            --              --         --         --             --
Chairman of the
Board


Clinton J.            1999      120,000          --            --              --         --         --             --
Sallee
President & Chief
Executive Officer


     The Company currently has no long-term compensation, annuity, pension or retirement plans.


ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Effective as of September 30, 1999 we sold the non-Internet assets of HAIS to IFCO Group, LLC ("IFCO"), whose members consist of certain shareholders of the Company, including Frederick T. Manlunas, our Chairman of the Board. We retained the assets consisting of the Internet web site Holland-American.com. HAIS will continue to serve as Holland-American.com's exclusive fulfillment center. The purchase consideration for HAIS was $900,000 and was based upon a business appraisal by an independent third party appraiser. The consideration included $200,000 which was to be offset against the Company's liability to Mr. Manlunas for services rendered in connection to the acquisition of Sitestar, Inc., the assumption of $654,000 of liabilities and a promissory note in the amount of $46,000. The note bears interest at a rate of 8% per annum, and is payable in annual installments of $15,333, and is due and payable on September 30, 2002. The note is secured by HAIS' accounts receivable and inventory.

     On September 30, 1999, we sold our 9% equity interest in SMF to IFCO for $200,000. The consideration was paid in the form of assumption of $160,000 of debt related to the investment and the balance of $40,000 paid by a promissory note payable in three annual installments of $13,334 each. The note bears interest at a rate of 8% per annum. The purchase consideration was equal to our original investment in January 1999.

     On July 1999, a majority of IFCO shareholders, including our Chairman Mr. Manlunas, acquired all the issued and outstanding shares of Sitestar, Inc.. ("SYTE"), a Delaware corporation, in exchange for 3,491,428 shares of our Common Stock owned by the majority IFCO shareholders. Simultaneous with the closing of this transaction, the IFCO shareholders contributed SYTE to IFCO as contributed capital. SYTE is a Web development, design and hosting company formed in 1996 and is based in Annapolis, Maryland. This acquisition included Soccersite.com which is currently one of our operating subsidiaries.

     In August 1999, we acquired substantially all of the assets of Greattools.com in exchange for 49,000 shares of our Common Stock. We acquired the assets of Greattools.com from Global Sourcing Group, Greattools.com's current fulfillment center. Gateway Holdings, Inc., a private investment company our Chairman Frederick Manlunas is managing, has a 14.6% equity ownership in Global Sourcing Group. Greattools.com is an online low cost retailer of power tools.

     In January 1999, Mr. Manlunas, a majority stockholder of the Company, loaned $80,300 to the Company for use as working capital based on an oral agreement. The amounts owed to Mr. Manlunas are not accruing interest, and are due and payable upon demand. To date, the Company has made no payments to Mr. Manlunas in satisfaction of this obligation.


ITEM 8.           DESCRIPTION OF SECURITIES.

Common Stock
------------

     We are authorized to issue 75,000,000 shares of common stock, par value $0.001 per share. Holders of common stock are entitled to one vote for each share held of record on all matters on which the holders of common stock are entitled to vote. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the common stock issuable pursuant to this registration statement will be, when issued, fully paid and non-assessable.

Preferred Stock
---------------

     We are authorized to issue 10,000,000 shares of "blank check" preferred stock, par value $0.001 per share, in one or more series from time to time with such designations, rights and preferences as may be determined from time to time by the Board of Directors, including, but not limited to (i) the designation of such series; (ii) the dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes or series of our capital stock and whether such dividends shall be cumulative or non-cumulative; (iii) whether the shares of such series shall be subject to redemption for cash, property or rights, including securities of any other corporation, by Sitestar or upon the happening of a specified event and, if made subject to any such redemption, the times or events, prices, rates, adjustments and other terms and conditions of such redemption; (iv) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series (v) whether or not the shares of such series shall be convertible into, or exchangeable for, at the option of either the holder or Sitestar or upon the happening of a specified event, shares of any other class or classes or of any other series of the same class of Sitestar's capital stock and, if provision be made for the conversion or exchange, the times or events, prices, rates, adjustments and other terms and conditions of such conversions or exchanges;
(vi) the restrictions, if any, on the issue or reissue of any additional preferred stock; (vii) the rights of the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding up of Sitestar; and (viii) the provisions as to voting, optional and/or other special rights and preferences, if any, including, without limitation, the right to elect one or more directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change in control of Sitestar.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     Our Common Stock was traded over-the-counter and was quoted on the OTC Bulletin Board (symbol "SYTE") until December 15, 1999. On December 16, 1999, our common stock was temporarily de-listed from the NASD OTC Bulletin Board pending the effective date of our Form 10-SB registration statement. Once our registration statement is deemed effective by the SEC, we expect our Common Stock to be re-listed on the OTC Bulletin Board. Our Common Stock is currently traded over-the-counter and is currently quoted on the National Quotations Board's Electronic Quotation Service. On July 14, 1999 we effected a 3-for-1 stock split. All prices listed below reflect this split. The closing bid price for the Common Stock was $1.00 on December 31, 1999.

     Set forth below are the high and low closing bid prices for the Common Stock of the company for each quarterly period commencing September 30, 1998:

  Period                                         Low           High
  ------                                         ---           ----

  1998
  ----
  Quarter ended December 31, 1998               1.00           1.03

  1999
  ----
  Quarter ended March 31, 1999                  1.00           1.03
  Quarter ended June 30, 1999                   1.00           1.03
  Quarter ended September 30, 1999               .875          3.75
  Quarter ended December 31, 1999                .45           2.1875


     Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

     As of December 31, 1999 the Company had 112 shareholders of record.



Item 2.           Legal Proceedings.

     The Company is not involved in any material pending legal proceedings.


Item 3.           Changes in and Disagreements with Accountants.

     Not Applicable.

Item 4.           Recent Sales of Unregistered Securities.

     (a)  Securities Sold

     In October 1998, in connection with the acquisition of Interfoods Consolidated, Inc., we issued 5,580,000 shares of our Common Stock to the shareholders of Interfoods Consolidated, Inc. The issuance of these shares was exempt from the registration an prospectus delivery requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.

     In July 1999 a majority of IFCO shareholders, including our Chairman, Mr. Manlunas, acquired all the issued and outstanding shares of Sitestar, Inc. ("SYTE"), a Delaware corporation, in exchange for 3,491,428 shares of our Common Stock owned by the majority IFCO shareholders. Simultaneous with the closing of this transaction, the IFCO shareholders contributed SYTE to IFCO as contributed capital. SYTE is a Web development, design and hosting company formed in 1996 and is based in Annapolis, Maryland. This acquisition included Soccersite.com which is currently one of our operating subsidiaries. Soccersite.com was an operating subsidiary of SYTE.

     In August 1999, in connection with the acquisition of Greattools.com, we issued 49,000 shares of our Common Stock to the shareholders of Global Sourcing Group . The issuance of these shares was exempt from the registration an prospectus delivery requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.


     In July 1999, we issued and sold an aggregate of 140,000 shares of our Common Stock for $140,000. The issuance and sale of these shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof.


     In December 1999, in connection with the acquisition of Neocom Microspecialists, Inc., we issued 4,782,353 shares of our Common Stock to the shareholders of Neocom. The issuance of these shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.


Item 5.           Indemnification of Directors and Officers.

     Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Nevada Revised Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.


                                    PART F/S

Financial Statements

     The following financial statements are attached to this report and filed as a part thereof.

                          INDEX TO FINANCIAL STATEMENTS


INTERFOODS CONSOLIDATED, INC.

Report of Independent Public Accountants....................................F-2

Balance Sheets as of December 31, 1997 and 1998 and for the
  Nine Months Ended September 30, 1999 (Unaudited) and 1998
  (Unaudited)...............................................................F-3

Statements of Operations for the Year Ended December 31, 1998,
 Seven Months Ended December 31, 1997 and for the Nine Months
 Ended September 30, 1999 (Unaudited) and 1998 (Unaudited)..................F-4

Statements of Stockholders' Equity for the Years Ended December 31, 1998
 and 1997 and for the Nine Months Ended September 30, 1999 (Unaudited)......F-5

Statements of Cash Flows for the Year Ended December 31, 1998,
 Seven Months Ended December 31, 1997 and the Nine Months
 Ended September 30, 1999 (Unaudited) and 1998 (Unaudited)..................F-6

Notes to Financial Statements...............................................F-8

                                     58/F-1a

SITESTAR CORPORATION AND SUBSIDIARY

Report of Independent Public Accountants...................................F-23

Consolidated Balance Sheets as of December 31, 1998 and 1997...............F-24

Consolidated Statements of Operations for the Years Ended
 December 31, 1998 and 1997................................................F-25

Consolidated Statement of Stockholders' Equity for the Years Ended
 December 31, 1998 and 1997................................................F-26

Consolidated Statements of Cash Flows for the Years Ended
December 31, 1998 and 1997.................................................F-27

Notes to Consolidated Financial Statements.................................F-29


NEOCOM MICROSPECIALISTS, INC.

Report of Independent Public Accountants...................................F-36

Balance Sheets as of December 31, 1998 and 1997............................F-37

Statements of Operations for the Years Ended December 31, 1998 and 1997....F-38

Statement of Stockholders' Deficiency for the Years Ended December 31,
 1998 and 1997.............................................................F-39

Statements of Cash Flows for the Years Ended December 31, 1998 and 1997....F-40

Notes to Consolidated Financial Statements.................................F-42


INTERFOODS CONSOLIDATED, INC
Proforma Financial Information.............................................F-53

Proforma Balance Sheet as of September 30, 1999............................F-54

Proforma Statement of Operations for the year ended December 31, 1998......F-55

Proforma Statement of Operations for the nine months ended
  September 30, 1999.......................................................F-56

Notes to Proforma Financial Statements.....................................F-57





                                     F-1b

                          INDEPENDENT AUDITORS' REPORT



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
INTERFOODS CONSOLIDATED, INC.

We have audited the accompanying balance sheets of Interfoods Consolidated, Inc. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficiency) and cash flows for the year ended December 31, 1998 and the initial period June 1, 1997 to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interfoods Consolidated, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the year ended December 31, 1998 and the initial period June 1, 1997 to December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has had net losses and cash flow deficiencies from operations since inception and the Company is in default on its line of credit. These factors, among others, as discussed in Note 1 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                    MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                                    Certified Public Accountants


Los Angeles, California
October 12, 1999

                          INTERFOODS CONSOLIDATED, INC.
                                 BALANCE SHEETS

                                                               December 31,                    September 30,
                                                          1998            1997            1999            1998
                                                      -----------      ----------     -----------     -----------
                                                                                      (Unaudited)      (Unaudited)
     ASSETS
CURRENT ASSETS
   Cash and Cash Equivalents                          $          -     $   59,306     $    54,809      $        -
   Accounts Receivable, Less Allowance for
    Doubtful Accounts of $16,378, $10,000,
    $0 and $10,000, respectively                           196,206        356,818                         146,339
   Inventories                                             542,081        661,630                         512,215
 Other Current Assets                                       20,381         45,900          36,505         150,329
                                                       -----------     ----------     -----------     -----------
     Total Current Assets                                  758,668      1,123,654          91,314         808,883
EQUIPMENT AND FURNITURE, Net                                18,643          2,880         114,827           3,421
ASSETS OF BUSINESS TRANSFERRED UNDER CONTRACTUAL
  ARRANGEMENTS (NOTE RECEIVABLE)                                 -              -         844,081               -
OTHER INTANGIBLE ASSETS                                          -              -         118,433               -
INVESTMENT                                                 125,000              -               -               -
                                                       -----------     ----------     -----------     -----------
     TOTAL ASSETS                                      $   902,311     $1,126,534     $ 1,168,655     $   812,304
                                                       ===========     ==========     ===========     ===========

     LIABILITIES AND STOCKHOLDERS' EQUITY
       (DEFICIENCY)
CURRENT LIABILITIES
   Book Overdraft                                      $    29,546              -     $         -     $     7,684
   Accounts Payable and Accrued Expenses                   372,725        692,803          12,254         239,225
   Line of Credit                                          200,000              -               -         200,000
   Advance from Stockholders                               302,960              -         557,411          22,668
   Notes Payable                                           119,500              -               -          19,519
   Capital Lease Obligations - Current Portion                   -              -           5,112               -
                                                       -----------     ----------     -----------     -----------
     Total Current Liabilities                           1,024,731        692,803         574,777         489,096
LIABILITIES OF BUSINESS TRANSFERRED UNDER
  CONTRACTUAL ARRANGEMENTS                                       -              -         546,048               -
CAPITAL LEASE OBLIGATIONS, Less Current Portion                  -              -          12,908               -
                                                       -----------     ----------     -----------     -----------
     TOTAL LIABILITIES                                   1,024,731        692,803       1,133,733         489,096
                                                       -----------     ----------     -----------     -----------
COMMITMENTS AND CONTINGENCIES (Note 8)                          -               -               -               -

STOCKHOLDERS' EQUITY (DEFICIENCY)
   Common Stock, $.001 par value, 25,000,000 shares
    authorized, 18,600,036, 16,740,000, 18,600,036
    and 16,740,000 shares issued and
    outstanding, respectively                               18,600         16,740          18,600          16,740
   Additional Paid-in Capital                              609,200        611,060       2,958,118         611,060
   Note Receivable - Stockholder                        (   71,657)             -     (     8,102)    (    69,016)
   Accumulated Deficit                                  (  678,563)    (  194,069)    ( 2,933,694)    (   235,576)
                                                       -----------     ----------     -----------     -----------
     Total Stockholders' Equity (Deficiency)            (  122,420)       433,731          34,922         323,208
                                                       -----------     ----------     -----------     -----------
     TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY (DEFICIENCY)                 $  902,311    $ 1,126,534     $ 1,168,655     $   812,304
                                                       ===========    ===========      ===========    ===========

The accompanying notes are an integral part of the financial statements.


                          INTERFOODS CONSOLIDATED, INC.
                            STATEMENTS OF OPERATIONS


                                                            Seven
                                         Year Ended      Months Ended          Nine Months Ended
                                        December 31,     December 31,              September 30,
                                            1998             1997            1999            1998
                                       ------------      ------------    ------------   ------------
                                                                          (Unaudited)   (Unaudited)
SALES                                   $         -                -    $     18,684    $          -

COST OF GOODS SOLD                                -                -          22,740               -
                                        ------------      ------------    ------------   -----------
GROSS LOSS                                        -                -      (    4,056)              -

SELLING, GENERAL AND
 ADMINISTRATIVE EXPENSES                    370,650                -       2,198,517               -

LOSS FROM OPERATIONS OF BUSINESS
 TRANSFERRED UNDER CONTRACTUAL
 OBLIGATIONS                                113,844          194,069          40,786          41,507
                                       ------------      ------------    ------------   ------------

LOSS FROM OPERATIONS                     (  484,494)      (  194,O69)     (2,243,359)    (    41,507)           -

INTEREST EXPENSE                                  -                -          11,772               -
                                       ------------      ------------    ------------   ------------
LOSS BEFORE INCOME TAXES                (   484,494)      (  194,069)     (2,255,131)    (    41,507)

INCOME TAXES                                      -                -               -               -
                                       ------------      ------------    ------------   ------------

NET LOSS                               $(   484,494)     $(  194,069)    $(2,255,131)   $(    41,507)
                                       ============      ===========     ============   ============

BASIC AND DILUTED LOSS PER SHARE -
  NET INCOME                           $(      0.03)     $(     0.01)    $(     0.12)   $(      0.00)
                                       ============      ===========     ============   ============

WEIGHTED AVERAGE SHARES
  OUTSTANDING - BASIC AND DILUTED        17,081,430       16,740,000      18,600,036      16,740,000
                                       ============      ===========     ============   ============

The accompanying notes are an integral part of the financial statements.


                          INTERFOODS CONSOLIDATED, INC.
                 STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIENCY)



                                                                   Additional        Note
                                           Common Stock              Paid-in      Receivable        Accumulated
                                      Shares         Amount          Capital      Stockholder          Deficit          Total
                                    ----------     ----------     ------------    -----------       -----------     -----------
Balance at June 1, 1997                      -     $        -      $         -    $                 $         -     $         -

Issuance of Shares for Cash         16,740,000         16,740          611,060                                -         627,800

Net Loss                                     -              -                -                       (  194,069)     (  194,069)
                                    ----------     ----------      -----------    -----------       -----------     -----------

Balance at December 31, 1997        16,740,000         16,740          611,060                       (  194,069)        433,731

Increase in Note Receivable -
 Stockholder                                                                        (  71,657)                       (   71,657)

Issuance of Shares in Merger with
 White Dove Systems, Inc.            1,860,036          1,860       (    1,860)                               -               -

Net Loss                                     -              -                -              -        (  484,494)     (  484,494)
                                    ----------     ----------      -----------    -----------       ----------      -----------

Balance at December 31, 1998        18,600,036         18,600          609,200      (  71,657)      (   678,563)     (  122,420)

Cash Contributions (Unaudited)               -              -          140,275                                -         140,275

Contribution of Sitestar
 Corporation's Net Assets
 (Unaudited)                                 -              -          208,643                                -         208,643

Payment on Note Receivable -
 Stockholder                                                                           63,555                 -          63,555

Shares Issued by Principal
 Stockholders to Employee
 for Compensation                            -              -        2,000,000                                -       2,000,000

Net Loss (unaudited)                                                         -              -       ( 2,255,131)     (2,255,131)
                                    ----------     ----------       -----------   -----------      ------------     -----------

Balance at September 30, 1999
 (unaudited)                        18,600,036    $    18,600      $ 2,958,118     $(   8,102)     $( 2,933,694)    $    34,922
                                    ==========     ==========      ===========     ==========      ============     ===========






The accompanying notes are an integral part of the financial statements.

                          INTERFOODS CONSOLIDATED, INC.
                            STATEMENTS OF CASH FLOWS
                                                                          Seven
                                                     Year Ended       Months Ended        Nine Months Ended
                                                    December 31,      December 31,          September 30,
                                                       1998               1997           1999           1998
                                                    ------------      ------------   ------------    -----------
                                                                                      (Unaudited)    (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Loss                                         $(  484,494)      $(  194,069)   $( 2,255,131)   $(   41,507)
   Adjustments to Reconcile Net Loss
    to Net Cash Used In Operating Activities:
     Allowance for Doubtful Accounts                      6,378            10,000               -          6,378
     Depreciation and Amortization Expense                1,678                 -           8,273              -
     Compensation Expense Paid by Principal
      Shareholders                                            -                 -       2,000,000              -
     (Increase) Decrease in:
       Accounts Receivable                              154,234        (  366,818)         84,656        204,101
       Inventories                                       87,805        (  661,630)        101,669         80,399
       Other Current Assets                          (   14,394)       (   45,900)    (    54,774)   (   104,429)
     Increase (Decrease) in:
       Accounts Payable and Accrued Expenses         (  320,078)          692,803      (  239,902)   (   453,578)
       Advances from Stockholder                        263,000                -           27,000              -
                                                   ------------      ------------    ------------     -----------
Net Cash Used In Operating Activities                (  305,871)       (  565,614)     (  328,209)   (   308,636)
                                                   ------------      ------------    ------------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of Equipment and Furniture               (   17,441)       (    2,880)    (     5,830)    (      541)
   Investment                                        (  125,000)                -     (    75,000)             -
                                                   ------------      ------------    ------------    -----------
Net Cash Used In Investing Activities                (  142,441)       (    2,880)    (    80,830)    (      541)
                                                   ------------      ------------    ------------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in Book Overdraft                            29,546                 -          36,973          7,684
   Advance from Stockholder, Net                         39,960                 -         215,696         22,668
   Proceeds from Line of Credit                         200,000                 -               -        200,000
   Proceeds from Notes Payable                          169,500                 -         416,309         19,519
   Repayment of Notes Payable                        (   50,000)                -     (   354,218)             -
   Repayment of Capital Lease Obligations                     -                 -     (     6,583)             -
   Cash Contributed With Sitestar Corporation Assets          -                 -          15,396              -
   Additional Paid-in Capital                                 -                 -         140,275              -
   Issuance of Common Stock                                   -           627,800               -              -
                                                   ------------      ------------    ------------    -----------
Net Cash Provided By Financing Activities               389,006           627,800         463,848        249,871
                                                   ------------      ------------    ------------    -----------
NET (DECREASE) INCREASE  IN CASH
   AND CASH EQUIVALENTS                              (   59,306)           59,306          54,809    (    59,306)

CASH AND CASH EQUIVALENTS -
   BEGINNING OF PERIOD                                   59,306                 -               -         59,306
                                                   ------------      ------------    ------------    -----------
CASH AND CASH EQUIVALENTS -
   END OF PERIOD                                   $          -       $    59,306     $    54,809     $        -
                                                   ============       ===========     ===========     ==========

The accompanying notes are an integral part of the financial statements.

                        INTERFOODS CONSOLIDATED, INC.
                             STATEMENT OF CASH FLOWS



SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

During the year ended December 31, 1998 and the seven months ended December 31, 1997, the Company paid no income taxes and interest of approximately $15,000 and $0, respectively.

During the nine months ended  September  30, 1999 and 1998,  the company paid no
income  taxes  and  interest  of  approximately   $16,750   (unaudited)  and  $0
(unaudited), respectively.


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING TRANSACTIONS

In 1998, the Company sold its gift basket business, Wrap-It Up, for $71,657. A note receivable was received for the total sales price.

During the nine months ended September 30, 1999, the Company acquired equipment totaling $38,340 (Unaudited) with capital lease obligations.

During the nine months ended September 30, 1999, a group of stockholders contributed net assets of $7,943,000 (Unaudited) from their acquisition of Sitestar Corporation as additional paid-in capital.



















The accompanying notes are an integral part of the financial statements.

                          INTERFOODS CONSOLIDATED, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                          AND FOR THE NINE MONTHS ENDED
                            SEPTEMBER 30, 1999 (UNAUDITED)
                              AND 1998 (UNAUDITED)

NOTE 1 - THE ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

          Organization and Line of Business
          ---------------------------------
          Interfoods Consolidated, Inc. (the "Company"), formerly known as Holland American International Specialties ("HAIS"), began operations on June 1, 1997, under a partnership agreement, and was incorporated in California on November 4, 1997. The Company is in the international specialty foods distribution business. The Company's customers are specialty and ethnic grocery stores, gift shops and hotels located primarily in California. The Company's corporate office is located in Encino, California and has a warehouse and retail facility located in Bellflower, California.

          Mergers
          -------
          The Company is the successor by merger, which was effective on October 25, 1998, to White Dove Systems, Inc., a Nevada corporation ("WDVE"). The exchange rate in the reincorporating merger was one and one fifth shares of WDVE's common stock for one share of the Company's common stock. Due to WDVE's lack of business activity prior to the merger, no excess cost over fair value of net assets acquired was recorded.

          On March 20, 1998, HAIS completed a stock purchase agreement with DHS Industries, Inc. ("DHS") whereby DHS issued 31,942,950 shares of its common stock in exchange for all of the issued and outstanding common stock of HAIS. The acquisition was accounted for as a pooling of interest. However, on September 30, 1998 the agreement was rescinded and the stockholders of HAIS returned the shares of DHS for their shares of HAIS.

          Basis of Presentation
          ---------------------
          The accompanying financial statements have been prepared in accordance with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. As shown in the financial statements, the Company has had net losses and cash flow deficiencies from operations since inception and the Company is in default on its line of credit. These issues raise substantial doubt about the Company's ability to continue as a going concern.

          In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to generate positive cash flows from operations. The financial statements do not include any adjustments, relating to the recoverability and classification of recorded asset amounts and classifications of liabilities that might be necessary should the Company be unable to continue its existence. Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence and alleviate the concerns:

                          INTERFOODS CONSOLIDATED, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                          AND FOR THE NINE MONTHS ENDED
                         SEPTEMBER 30, 1999 (UNAUDITED)
                              AND 1998 (UNAUDITED)

NOTE 1 - THE ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)


          Line of Credit Default
          ----------------------
          o The Company is currently in discussions for a proposed $10 to $15 million "best effort" underwriting. The proposed financing structure is through an Equity Line, which the Company would propose to achieve through a shelf registration using Form SB-2. Once effective, the Equity Line would allow us to draw down the capital through the sale of our common stock. This funding would be used pay down debt, for growth, working and acquisition capital.

         Net losses and cash flow deficiencies
         -------------------------------------

          o On December 15, 1999 the Company consummated the acquisition of Neocom Microspecialists, Inc. ("Neocom"). For the ten months ended October 31, 1999, Neocom operations generated breakeven cash flow. On an annualized basis, the Company's management has projected to generate sales of approximately $2.0 million and cash flows from operations of $444,000 in the first twelve months of the Company's ownership of Neocom. Management will achieve these targets in the first twelve months through an aggressive marketing campaign to increase sales and an aggressive cost cutting program, which they will implement on their first month of operations. These cost reductions will come from the reduction in personnel from 22 to 12 and the reduction of their telecommunications costs by replacing our current telecom provider to another national telecom provider. Management has estimated an annual savings of approximately $195,000 from the reduction of personnel and achieve as much as an 18% savings on our telecommunications costs which would translate to approximately $107,000 in annual savings.


          o Also, the Company intends to acquire other Internet service providers in the mid-Atlantic region that are cash flow positive, which would be accretive to the Company's earnings. They intend to consummate these transactions as stock-for-stock exchanges combined with some form of cash consideration, after the completion of the Company's secondary stock offering, to achieve their aggressive growth strategy.

          Interim Financial Information
          -----------------------------

          The unaudited financial information furnished herein reflects all adjustments, consisting only of normal recurring adjustments, which in the opinion of management, are necessary to fairly state the Company's financial position, the results of operations and cash flows for the periods presented. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of results for the entire year ending December 31, 1999.

                          INTERFOODS CONSOLIDATED, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                          AND FOR THE NINE MONTHS ENDED
                         SEPTEMBER 30, 1999 (UNAUDITED)
                              AND 1998 (UNAUDITED)

NOTE 1 -  THE ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)


          Use of Estimates
          ----------------
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

          Fair Value of Financial Instruments
          -----------------------------------
          For certain of the Company's financial instruments including cash, accounts receivable, accounts payable and accrued expenses and advance from stockholders, the carrying amounts approximate fair value due to their short maturities. The amounts shown for line of credit and notes payable also approximate fair value because current interest rates and terms offered to the Company for similar debt are substantially the same.

          Cash and Cash Equivalents
          ------------------------
          For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with a maturity of three months or less, plus all certificates of deposit.

          Concentration of Credit Risk
          ----------------------------
          Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and accounts receivables. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $100,000 insurance limit. The Company sells its products predominantly in California and extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, if required.

          Inventories
          -----------
          Inventories consist of certain types of specialty foods, which are held specifically for resale. Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

                          INTERFOODS CONSOLIDATED, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                          AND FOR THE NINE MONTHS ENDED
                         SEPTEMBER 30, 1999 (UNAUDITED)
                              AND 1998 (UNAUDITED)

NOTE 1 -  THE ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

          Equipment and Furniture
          -----------------------
          Equipment and furniture are stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives from 5 to 7 years.

          Impairment of Long-Lived Assets
          -------------------------------
          In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Impairment losses would be recognized if the carrying amounts of the assets exceed the fair value of the assets.




          Intangible Assets
          -----------------
          The Company continually monitors its intangible assets to determine whether any impairment has occurred. In making such determination with respect to these assets, the Company evaluates the performance on an undiscounted cash flow basis, of the intangible assets or group of assets which gave rise to assets carrying amount. Should an impairment be identified, a loss would be reported to the extent that the carrying value of the related intangible asset exceeds the fair value of that intangible asset using an undiscounted cash flow method.


          Revenue Recognition
          -------------------
          Product sales are recognized upon delivery of product to the customer. Sales are adjusted for any future returns or allowances.

          Income Taxes
          ------------
          The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                          INTERFOODS CONSOLIDATED, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                          AND FOR THE NINE MONTHS ENDED
                         SEPTEMBER 30, 1999 (UNAUDITED)
                              AND 1998 (UNAUDITED)


NOTE 1 -  THE ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

          Net Loss Per Share
          ------------------
          In accordance with SFAS No. 128, "Earnings Per Share", the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

          Comprehensive Income
          --------------------
          SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of December 31, 1998 and 1997, the Company has no items that represent other comprehensive income and, therefore, has not included a schedule of comprehensive income in the financial statements.

          Impact of Year 2000 Issue
          -------------------------
          During the year ended December 31, 1998, the Company conducted an assessment of issues related to the Year 2000 and determined that no issues existed which would cause its computer systems not to properly utilize dates beyond December 31, 1999. At this time, the Company cannot fully determine the impact that Year 2000 issues will have on its customers or suppliers. If the Company's customers and suppliers don't convert their systems to become Year 2000 compliant, the Company may be adversely impacted.

                          INTERFOODS CONSOLIDATED, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                          AND FOR THE NINE MONTHS ENDED
                         SEPTEMBER 30, 1999 (UNAUDITED)
                              AND 1998 (UNAUDITED)

NOTE 2 -  EQUIPMENT AND FURNITURE

          The cost of equipment and furniture consisted of the following as of:

                                                 December 31,                    September 30,
                                     -------------------------------    ------------------------------
                                          1998               1997            1999             1998
                                     -------------      ------------    --------------    ------------
                                                                           (Unaudited)    (Unaudited)
           Computers                  $      1,300     $           -     $     80,128     $          -
           Furniture and Fixtures           19,021             2,880           58,897            3,421
                                      ------------     -------------    -------------     ------------
                                            20,321             2,880          139,025            3,421
           Less: Accumulated
            Depreciation                     1,678                 -           24,198                -
                                      ------------     -------------    --------------    ------------
                                      $     18,643     $       2,880    $     114,827     $      3,421
                                      ============     =============    =============     ============


          Depreciation expense was $1,678 and $0 for the year ended December 31, 1998 and the seven months ended December 31, 1997, respectively, and $1,306 (unaudited) and $0 (unaudited) for the six months ended June 30, 1999 and 1998, respectively.

NOTE 3 -  NOTE RECEIVABLE - STOCKHOLDER


          In 1997, the Company purchased for $2,800 the trade name "Wrap-It Up" and operated the business through April 1998. In April 1998, the Company sold the business to a stockholder of the Company for $71,657, which was equal to the amount of the Company's investment (which was the cost of inventories used in the operations) at the time of sale. The sales price was consummated by the stockholder's issuance, to the Company, of a promissory note for the full sales price. The note receivable is due on demand, and secured by common stock of the Company, owned by the stockholder. The note receivable is presented as a reduction to stockholders' equity in the accompanying financial statements.

                          INTERFOODS CONSOLIDATED, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                          AND FOR THE NINE MONTHS ENDED
                         SEPTEMBER 30, 1999 (UNAUDITED)
                              AND 1998 (UNAUDITED)

NOTE 4 -  INVESTMENT

          As of December 31, 1998, the Company paid a $125,000 deposit on the acquisition of a 9% interest of Sierra Madre Foods, Inc. (see Note 13
          - Subsequent Events "Acquisition").

NOTE 5 -  LINE OF CREDIT

          As of December 31, 1998, the Company had a $200,000 line of credit that expired on May 4, 1999. On the expiration date the line of credit was extended to September 4, 1999 and was not paid on the extended expiration date. The line bears interest at United National Bank Lending Index ("UNBLI"), plus 1% (UNBLI was 8.25%, 8.25% and 9.00% on June 30, 1999, December 31, 1998 and 1997, respectively).

          The Line of credit is secured by substantially all assets of the Company and is guaranteed by the Company's general manager and his spouse. The Company's ability to borrow money under this line of credit is based upon a percentage of defined accounts receivable and inventory. The outstanding line of credit was $200,000 as of December 31, 1998.

          The line of credit agreement contains a covenant that requires the Company to maintain stockholders' equity of at least $200,000. As of December 31, 1998 the Company was not in compliance with this covenant and technically is in default. Also, the line of credit was due in full on September 4, 1999.


NOTE 6 - ADVANCES FROM STOCKHOLDERS

          A majority stockholder of the Company has advanced $80,300 for operating funds. The advances are non-interest bearing and due on demand. Also, a minority stockholder of the Company has drawn advances from his personal credit card accounts for operating funds. The balance due at December 31, 1998 was $22,660. The Company is making the minimum payments each month.

          Also, a group of significant stockholders consummated the Company's merger with WDVE by providing access to the merger candidate and consulting services. The activities relate to identifying the merger candidate, the negotiation as to the cost of the acquisition and the acquisition costs. The stockholder has charged the Company a fee of $200,000, which has been recorded as a liability. Since the Company has determined that the costs have no future value to the Company the fee was expensed during 1998.

                          INTERFOODS CONSOLIDATED, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                          AND FOR THE NINE MONTHS ENDED
                         SEPTEMBER 30, 1999 (UNAUDITED)
                              AND 1998 (UNAUDITED)

NOTE 7 -  NOTES PAYABLE


          Notes payable consist of the following as of:

                                                December 31,             September 30,
                                           ----------------------     --------------------
                                             1998           1997        1999       1998
                                           --------      --------     --------  ----------
                                                                    (Unaudited) (Unaudited)

12% - Note payable with all accrued
 interest and principal due on
 December 15, 1999                        $ 50,000      $      -     $      -   $      -

8% - Note payable with all accrued
 interest and principal due on demand       29,000             -            -     19,519

Non-interest bearing note payable
 due in March 1999                          25,000             -            -          -

19% - Note payable with all accrued
 interest and principal due on demand,
 note is secured by certain accounts
 receivable of the Company                  15,500             -            -          -

                                          --------      --------     --------   --------
Total                                     $119,500      $      -     $      -   $ 19,519
                                          ========      ========     ========   =========



          The 8% and 12% notes payable mentioned above, along with two other notes issued in 1999 totaling $181,591, were assumed by the purchasers of Holland American International Specialties (See Note 13). Due to the nature of the accounting for this transaction, the four notes payable assumed by the purchasers still remain liabilities on the Company's balance sheet under the caption, Liabilities of Business Transferred Under Contractual Arrangements. See Note 13 for more details of how this transaction was accounted for.

                          INTERFOODS CONSOLIDATED, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                          AND FOR THE NINE MONTHS ENDED
                         SEPTEMBER 30, 1999 (UNAUDITED)
                              AND 1998 (UNAUDITED)

NOTE 8 -  COMMITMENTS AND CONTINGENCIES

          The Company leases certain facilities for its corporate offices, warehouse and retail store under non-cancelable operating leases. Total rent expense for the year ended December 31, 1998 and the seven months ended December 31, 1997 and for the nine months ended September 30, 1999 (unaudited) and 1998 (unaudited) was $50,000, $21,000,
          $49,443 (unaudited) and $18,000 (unaudited), respectively.

          During the nine months ended September 30, 1999, the Company entered into non-cancelable capital lease agreements for the purchase of equipment. The equipment purchased secures the obligations.

          Future minimum lease payments under non-cancelable capital and operating leases with initial or remaining terms of one year or more are as follows: (These amounts have been assumed by a related company, see Note 13 - Subsequent Events. Since the Company remained the lessee, after the divestiture, the lease commitments are being presented in detail.)

                                               Capital
                                                Leases                Operating
                                              (Unaudited)              Leases
                                              -----------           -----------
          Year ending December 31,
          1999                                 $   6,968            $    61,000
          2000                                    13,937                 63,000
          2001                                    13,937                 52,000
          2002                                     6,055                 20,000
          2003                                     4,479                      -
          Thereafter                                 747                      -
                                               ---------            -----------
          Net Minimum Lease Payments              46,123            $   196,000
                                                                    ===========
          Less: Amounts Representing Interest     11,705
                                               ---------
          Present Value of Net Minimum
            Lease Payments                        34,418
          Less: Current Portion                    4,156
                                               ---------
          Long-Term Portion                    $  30,262

          Litigation
          ----------
          The Company is involved in certain legal proceedings and claims that arise in the normal course of business. Management does not believe that the outcome of these matters will have a material adverse effect on the Company's financial position or results of operations.

                          INTERFOODS CONSOLIDATED, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                          AND FOR THE NINE MONTHS ENDED
                         SEPTEMBER 30, 1999 (UNAUDITED)
                              AND 1998 (UNAUDITED)


NOTE 9 -  STOCKHOLDERS' EQUITY

          Classes of Shares
          -----------------
          The Company's Articles of Incorporation authorize the issues of up to 35,000,000 shares, consisting of 10,000,000 shares of Preferred Stock, which have a par value of $.001 per share and 25,000,000 shares of common stock, which have a par value of $.001.

          Preferred Stock
          ---------------
          Preferred Stock, any series, shall have the powers, preferences, rights, qualifications, limitations and restrictions as fixed by the Company's Board of Directors in its sole discretions. As of December 31, 1998, the Company's Board of Directors had not authorized or issued any Preferred Stock.

          Common Stock Splits
          -------------------
          On May 1, 1998, the Company's Board of Directors declared a 100 to 1 common stock split. Also, on October 26, 1998, the Company's Board of Directors declared a 3 to 1 reverse common stock split. All applicable share and per share data presented have been adjusted for the stock splits.

          Common Stock
          ------------
          During 1997, the Company issued 5,580,000 shares of its common stock for proceeds of $627,800.

          During 1998, the Company issued 620,012 shares of its common stock for the acquisition of White Dove Systems, Inc. (See Note 1).

NOTE 10 - COST OF GOODS SOLD

          The Company has a key employee who is the principal contact with the suppliers for the inventory purchased for the Company's Holland related products. If the employee was terminated, for any reason, the Company could potentially lose access to approximately 30% of its product mix, and would be forced to purchase these items from other suppliers at a cost approximately 10% - 15% higher than the current cost, which would have a significant impact on the Company's gross profit.

                          INTERFOODS CONSOLIDATED, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                          AND FOR THE NINE MONTHS ENDED
                         SEPTEMBER 30, 1999 (UNAUDITED)
                              AND 1998 (UNAUDITED)

NOTE 11 - INCOME TAXES

          The reconciliation of the effective income tax rate to the federal statutory rate is as follows:

                                                        December 31,                     September 30,
                                                   ---------------------------    ----------------------------
                                                       1998             1997           1999            1998
                                                   -------------    ----------    -----------    -------------
                  Federal Income
                    Tax Rate                         34.00%           34.00%        34.00%          34.00%
                  Effect of Valuation
                    Allowance                     (  34.00)%       (  34.00)%    (  34.00)%      (  34.00)%
                                                  ---------        ---------     ---------       ---------
                  Effective Income Tax Rate            0.00%            0.00%    $    0.00%      $    0.00%
                                                  ==========       ==========     =========       =========


          Deferred tax assets and liabilities reflect the net effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                     December 31,                     September 30,
                                                 ---------------------------    ----------------------------
                                                     1998             1997           1999            1998
                                                 -------------    ----------    -----------    -------------
                  Deferred Tax Assets

                  Loss Carry forwards             $   163,000     $   66,000      $ 347,000       $  80,000

                  Less:  Valuation Allowance       (  163,000)    (   66,000)     $(347,000)      (  80,000)
                                                  -----------    -----------      ---------       ---------
                  Net Deferred Tax Assets         $         -     $        -      $       -       $       -
                                                  ===========     ==========      =========       =========

          At December 31, 1998 and 1997, the Company has provided a valuation allowance for the deferred tax asset since management has not been able to determine that the realization of that asset is more likely than not. The net change in the valuation allowance for the year ended December 31, 1998, the seven months ended December 31, 1997 and the nine months ended September 30, 1999 (unaudited) increased by $97,000, $66,000 and $184,000 (unaudited), respectively. Net operating loss carry forwards expire starting in 2012 and 2013.

                          INTERFOODS CONSOLIDATED, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                          AND FOR THE NINE MONTHS ENDED
                         SEPTEMBER 30, 1999 (UNAUDITED)
                              AND 1998 (UNAUDITED)

NOTE 12 - ACQUISITION

          On June 1, 1997, the Company purchased its food inventory and a business name from an unrelated third party for $500,000. In conjunction with the purchase, the Company commenced operations of its international specialty foods business at the same location of the previous owner.

NOTE 13 - SUBSEQUENT EVENTS

          Acquisitions
          ------------

          On  July  27,  1999,  a group  of  stockholders  acquired  100% of the outstanding common stock of Sitestar Corporation, a Delaware corporation, in exchange for 3,491,428 shares of their issued and outstanding shares of the Company's common stock. Simultaneously, they contributed Sitestar Corporation's net assets to the Company with the fair market value of the net assets acquired credited to additional paid-in capital on behalf of the stockholders who purchased the Sitestar Corporation. The fair market value of the acquisition was determined by the net assets acquired. The Company did not record any goodwill since the Company was essentially a non-operating shell holding company at this time as a result of the approval to sell Holland American International Specialties on July 15, 1999 (see below).

          The transaction was accounted for in a manner similar to a pooling of interest. The assets acquired and labilities assumed is summarized as follows:


             Cash                                      $     15,396
             Other current assets                             3,500
             Equipment, net                                  94,498
             Intangible assets                              125,400
             Accounts payable and accrued expenses     (     12,131)
             Capital lease obligations                 (     18,020)
                                                       ------------
             Purchase price                            $    208,643
                                                       ============

                          INTERFOODS CONSOLIDATED, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                          AND FOR THE NINE MONTHS ENDED
                         SEPTEMBER 30, 1999 (UNAUDITED)
                              AND 1998 (UNAUDITED)

NOTE 13 - SUBSEQUENT EVENTS (Continued)


          On December 15, 1999, the Company completed the acquisition of Neocom Microspecialists, Inc., a Virginia corporation ("Neocom") in exchange for 6,782,353 shares of the Company's common stock for 100% of the outstanding shares of Neocom. Effective upon the closing of the acquisition, the Company issued 4,782,353 shares of its common stock. In addition the Company is required to issue an additional 2,000,000 shares of its common stock on the second anniversary of the acquisition date. The shares are held back for adjustment to the sales price for any potential unrecorded liabilities. Of the 6,782,353 shares issued for Neocom, 900,000 shares were issued in exchange for certain liabilities amounting to approximately $900,000 that the majority of Neocom's selling shareholders have agreed to assume based on a debt assumption agreement. The Company is currently in negotiations to rescind the agreement which would result in the Company being primarily liable for approximately $900,000 of notes payable assumed as a result of the acquisition and the Company being able to retire 900,000 shares of its Common Stock. The purchase price was $6,782,353 and is calculated by multiplying the number of shares issued times $1.00, which approximates the market value of the Company's stock at the date of acquisition.

          The transaction was accounted for by the purchase method of accounting; accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of tangible net assets acquired will first be attributed to a covenant not to compete valued at $680,000 which will be amortized over the five year life of the contract, second to the customer list valued at $2,622,000, which will be amortized over its three year life, and third to excess of cost over fair value of net assets acquired which will be amortized over five year. The customer list has been determined by multiplying the current market value per customer times the number of customer purchased at the time of the acquisition. The operations of Neocom have not been included in the financial statements since the date of the acquisition was after September 30, 1999.

                          INTERFOODS CONSOLIDATED, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                          AND FOR THE NINE MONTHS ENDED
                         SEPTEMBER 30, 1999 (UNAUDITED)
                              AND 1998 (UNAUDITED)

NOTE 13 - SUBSEQUENT EVENTS (Continued)

          On January 8, 1999, the Company acquired for $200,000 a 9% equity interest in Sierra Madre Foods, Inc ("SMF") formerly known as Queen International Foods ("QIF") a manufacture and wholesaler of frozen Mexican food products such as frozen burritos and chimichangas. The Company acquired its 9% interest from QIF bankruptcy proceedings along with the Debtor-in-Possession as its joint venture partners.


          Sale of Assets
          --------------
          On July 15, 1999, the Company's board of directors approved a resolution to discontinue the Company's business of food distribution as a result of its anticipated acquisition of its Internet related activities (the purchase of Sitestar Corporation as described above). On September 30, 1999, the Company sold all of the assets related to the Company's international food distribution business, also known as Holland American International Specialties ("HAIS"). The assets represent approximately 99% of the Company's assets as of December 31, 1998. The acquirer of the assets is a partnership with the partners being a group of stockholders of the Company. Given that the sale was not an arms-length transaction, the Company had the business valued by an independent appraiser to determine the fair value purchase price. The sales price was $900,000, which is to be paid as follows: 1) $200,000 is to be offset against the Company's liability to a stockholders, 2) $654,000 for the buyer's assumption of all trade, short-term and long-term liabilities, and 3) the remaining $46,000 in the form of a note payable to the Company in three annual installments of $15,333 each plus accrued interest at 8% per annum. The Company has accounted for this sale by deferring the $46,000 gain on sale until such time as the $46,000 note receivable is collected and by leaving the assets and liabilities of HAIS on the Company's balance sheet under the captions "Assets of business transferred under contractual arrangements (notes receivable)" and "Liabilities of business transferred under contractual arrangements," respectively since the risk of loss has not been transferred to the new owners as the Company is still the debtor for certain obligations of HAIS. The historical operations of HAIS have been presented in the statement of operations under the caption "Loss from operations of business transferred under contractual arrangements." To the extent that the operations of HAIS report a net loss in periods after September 30, 1999, the Company will record such losses in the statement of operations under the caption "Loss from operations of business transferred under contractual arrangements." The Company will continue to account for the sale of HAIS in this manner until such time that the net assets of HAIS have been reduced to $0 or the net assets of HAIS have been realized by the Company in cash.

                          INTERFOODS CONSOLIDATED, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                          AND FOR THE NINE MONTHS ENDED
                         SEPTEMBER 30, 1999 (UNAUDITED)
                              AND 1998 (UNAUDITED)

NOTE 13 - SUBSEQUENT EVENTS (Continued)

          On September 30, 1999, the Company sold its 9% interest in SMF (see Acquisitions above) for an amount equal to the Company's investment of $200,000. The purchaser of the assets is a partnership with the partners being a group of stockholders of the Company. Given that the sale was not an arms-length transaction, the Company had the business valued by an independent appraiser to determine the fair value purchase price. The sales price of $200,000 is to be paid as follows:
          1) $160,000 for the buyer's assumption of debt related to the investment, and 2) the remaining $40,000 in the form of a note payable to the Company in three annual installments of $13,333 each plus accrued interest at 8% per annum.

          Since the assets and liabilities have been sold to a group of former employees of the Company, the cash consideration was minimal, the Company is still liable for the outstanding liabilities, and the acquirers have limited financial investment in the acquiring company, the Company has not successfully severed itself from the risk of ownership. The divestiture has been presented with the gross assets and liabilities sold denoted on the face of the financial statements. Also, since the acquiring company is a highly leveraged company, Company has not recognized the corresponding gain on the sale of the net assets.

          Common Stock
          ------------
          On July 6, 1999, the Company restated its Articles of Incorporation to increase the authorized number of common shares to be issued to 75,000,000, and authorized a 3-to-1 stock split to increase the number of shares outstanding from 6,200,012 to 18,600,036. All capital structure and per share calculations have been retroactively effected for the stock split.

          In August, 1999, three principal stockholders of the Company transferred 1,900,000 shares of their issued and outstanding Company common stock to a Company employee for compensation. The Company has recorded the transaction as compensation expense and additional paid-in capital at the fair market value of the Company's common stock on the date of the transfer.

          Company Name
          ------------
          On July 26, 1999, the Company restated its Articles of Incorporation to change the name of the Company to "Sitestar Corporation."

                          INDEPENDENT AUDITORS' REPORT



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
SITESTAR CORPORATION

We have audited the accompanying consolidated balance sheets of Sitestar Corporation and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sitestar Corporation and Subsidiary as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $163,704 and $138,423 for the years ended December 31, 1998 and 1997, respectively. These factors, among others, as discussed in Note 1 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                       MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                                       Certified Public Accountants
New York, New York
October 6, 1999

                       SITESTAR CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31,

                                                   1998                 1997
                                               -----------           ----------
     ASSETS
CURRENT ASSETS
     Cash and Cash Equivalents                 $     3,923           $    4,744
     Inventory                                      15,600                    -
                                               -----------           ----------
       Total Current Assets                         19,523                4,744

EQUIPMENT, Net                                      46,393               16,005

EXCESS OF COST OVER FAIR VALUE OF
  NET ASSETS ACQUIRED, Net of
  Accumulated Amortization of $376                   9,728                    -

INVESTMENT IN UNCONSOLIDATED AFFILIATE                   -                2,800
                                               -----------           ----------

     TOTAL ASSETS                              $    75,644           $   23,549
                                               ===========           ==========

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts Payable and Accrued Expenses       $    28,603           $      825
   Advances from Related Party                      20,200               12,100
                                               -----------           ----------
       Total Current Liabilities                    48,803               12,925
                                               -----------           ----------

COMMITMENTS AND CONTINGENCIES (Note 4)                   -                    -

STOCKHOLDERS' EQUITY
   Common Stock, $.01 par value, 200,000
    shares authorized, 92,000 shares
    issued and outstanding                             920                  920
   Additional Paid-in Capital                      328,048              148,127
   Accumulated Deficit                          (  302,127)          (  138,423)
                                               -----------           ----------
       Total Stockholders' Equity                   26,841               10,624
                                               -----------           ----------

       TOTAL LIABILITIES AND STOCKHOLDERS'
        EQUITY                                 $    75,644           $   23,549
                                               ===========           ==========

The accompanying notes are an integral part of the consolidated financial statements.


                       SITESTAR CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,


                                                   1998                 1997
                                               -----------           ----------
REVENUE                                        $    69,128           $   51,012

COST OF REVENUE                                    108,191               60,319
                                               -----------           ----------

GROSS LOSS                                      (   39,063)           (   9,307)

SELLING GENERAL AND ADMINISTRATIVE EXPENSES        123,720              129,116

EQUITY IN LOSS OF UNCONSOLIDATED AFFILIATE      (      921)                   -
                                               -----------           ----------
LOSS BEFORE INCOME TAXES                        (  163,704)           ( 138,423)

INCOME TAXES                                             -                    -
                                               -----------           ----------

NET LOSS                                       $(  163,704)          $( 138,423)
                                               ===========           ==========

BASIC LOSS PER COMMON SHARE                    $(     1.78)          $(    1.50)
                                               ===========           ==========

DILUTED LOSS PER COMMON SHARE                  $(     1.78)          $(    1.50)
                                               ===========           ==========

WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING                                 92,000               92,000
                                               ===========           ==========









The accompanying notes are an integral part of the consolidated financial statements.


                       SITESTAR CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                           Additional       Discount
                                                       Common Stock          Paid-in           on         Accumulated
                                                    Shares      Amount       Capital          Stock         Deficit         Total
                                                    ------     --------    ----------      -----------    -----------    ----------

Balance at January 1, 1997                               -     $     -     $        -       $        -    $         -     $       -

Issuance of Shares as Founder's Stock               92,000         920              -        (     920)             -             -

Fair Value of Services and Equipment
 Contributed by Related Party                            -           -        149,047                -              -       149,047

Reclassification of Discount on Stock
 to Additional Paid-In Capital                           -           -       (    920)             920              -             -

Net Loss                                                 -           -              -                -      ( 138,423)    ( 138,423)
                                                    ------     --------    ----------       ----------     ----------     ---------

Balance at December 31, 1997                        92,000         920        148,127                -      ( 138,423)       10,624

Fair Value of Services and Equipment
 Contributed by Related Party                            -           -        179,921                -              -       179,921

Net Loss                                                 -           -              -                -      ( 163,704)    ( 163,704)
                                                    ------     --------    ----------       ----------     ----------     ---------

Balance at December 31, 1998                        92,000     $   920     $  328,048       $        -     $( 302,127)    $   26,841
                                                    ======     =======     ==========       ==========     ==========     ==========










The accompanying notes are an integral part of the consolidated financial statements.


                       SITESTAR CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,


                                                   1998                 1997
                                               -----------          -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Loss                                    $(  163,704)         $ ( 138,423)
   Adjustments to Reconcile Net Loss
    to Net Cash Used in Operating
    Activities:
   Depreciation and Amortization                     5,930                2,798
   Contribution of Services by Related Party       145,166              132,876
   Equity in Loss of Unconsolidated Affiliate          921                    -
   Changes in Assets and Liabilities:
     Increase in Accounts Payable
      and Accrued Expenses                           8,678                  825
                                               -----------          -----------
Total Cash Used in Operating Activities         (    3,009)           (   1,924)
                                               -----------          -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of Equipment                     (    1,187)           (   2,632)
     Investment in Soccersite, Inc.                      -            (   2,800)
     Acquisition of Soccersite, Inc.,
       Net of Cash Acquired                     (    4,725)                   -
                                               -----------          -----------
Total Cash Used in Investing Activities         (    5,912)           (   5,432)
                                               -----------          -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Advances from Related Party                     8,100               12,100
                                               -----------          -----------

NET (DECREASE) INCREASE IN CASH AND
 CASH EQUIVALENTS:                              (      821)               4,744

CASH AND CASH EQUIVALENTS -
 Beginning Of Period                                 4,744                    -
                                               -----------          -----------

CASH AND CASH EQUIVALENTS -
 End Of Period                                  $    3,923         $      4,744
                                                ==========         ============


The accompanying notes are an integral part of the consolidated financial statements.

                       SITESTAR CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

For the years ended December 31, 1998 and 1997, the Company paid no interest or income taxes.


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING TRANSACTIONS:

A related company owned by the principal stockholder of the Company contributed services and equipment. The fair value of these services and equipment amounted to $179,921 and $149,047 for the years ended December 31, 1998 and 1997, respectively.


The accompanying notes are an integral part of the consolidated financial statements.

                       SITESTAR CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 -  THE ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

          Organization and Line of Business
          ---------------------------------
          Sitestar Corporation (the "Company") began operations on January 1, 1997 as a sole proprietorship and was incorporated on February 20, 1997. Operations are conducted from facilities located in the state of Maryland. The Company is a full service website marketing company specializing in developing, marketing and hosting high quality websites. In addition, the Company sells computer equipment to its customers.

          Acquisition
          -----------
          In November 1997, the Company entered into a joint venture with two partners and each purchased a one-third interest in Soccersite, Inc. In July 1998, the Company purchased the remaining two thirds interest. This wholly owned subsidiary is a marketing website.

          Basis of Presentation
          ---------------------
          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company had minimal revenue and significant net losses for the years ended December 31, 1998 and 1997. These factors raise substantial doubt about the Company's ability to continue as a going concern.

          In view of the matters described in the preceding paragraph, recoverability of the equipment and excess cost over fair value of net assets acquired shown in the accompanying consolidated balance sheets are dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to generate positive cash flows from operations. The financial statements do not include any adjustments, relating to the recoverability and classification of recorded asset amounts and classifications of liabilities that might be necessary should the Company be unable to continue its existence. Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

          o    The Company has been  acquired by a publicly  held  company  (see
               Note 7).

          o    The  Company  is  working to raise  additional  capital  and debt
               financing  to  fund  operations,  increase  revenue   and  reduce
               operating costs.

                       SITESTAR CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

          Principles of Consolidation
          ---------------------------
          The accompanying consolidated financial statements include the accounts of the Company and Soccersite, Inc. from the date of acquisition July 7, 1998, after the elimination of intercompany accounts and transactions.

          Use of Estimates
          ----------------
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

          Fair Value of Financial Instruments
          -----------------------------------
          For certain of the Company's financial instruments including cash, accounts payable, accrued expenses and advances from related party, the carrying amounts approximate fair value due to their short maturities.

          Cash and Cash Equivalents
          -------------------------
          For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with a maturity of three months or less, plus all certificates of deposit.

          Concentration of Credit Risk
          ----------------------------
          The Company places its cash in what it believes to be credit-worthy financial institutions. Cash balances did not exceed FDIC insured levels during the year.

          Inventory
          ---------
          The Company purchases inventory of equipment specifically against customer orders. Inventory is stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

          Equipment
          ---------
          Equipment is stated at cost. Depreciation is computed using the straight-line method over the useful lives of the assets of 5 years.

                       SITESTAR CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

          Long-Lived Assets
          -----------------
          Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the assets and long-lived assets to be disposed of are reported at the lower of carrying amount of fair value less cost to sell.

          Excess of Cost Over Fair Value of Net Assets Acquired
          -----------------------------------------------------
          The Company continually monitors its excess of cost over fair value of net assets acquired (which is amortized over ten years) to determine whether any impairment of this asset has occurred. In making such determination with respect to excess cost over fair value of net assets acquired, the Company evaluates the performance, on an undiscounted cash flow basis, of the underlying assets or group of assets which gave rise to this amount.

          Revenue Recognition
          -------------------

          Revenue from the sale of services or products is recognized at the point the services are performed or products delivered and accepted by the customer.

          Income Taxes
          ------------
          The Company has been a subchapter S corporation. Income is passed through to the stockholders who pay personally their share of the applicable taxes. Therefore, no provision for income taxes was made at December 31, 1998 and 1997.

          Subsequent to the termination of the Company's S Corporation election (see Note 7), provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

                       SITESTAR CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

          Net Loss Per Share
          ------------------
          In accordance with SFAS No. 128, "Earning Per Share", the basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

          Comprehensive Income
          --------------------
          SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of December 31, 1998 and 1997, the Company has no items that represent other comprehensive income and, therefore, has not included a schedule of comprehensive income in the financial statements.

          Advertising Costs
          -----------------
          Advertising costs are charged to operations when incurred.

          Impact of Year 2000 Issue
          -------------------------
          During the year ended December 31, 1998, the Company conducted an assessment of issues related to the Year 2000 and determined that no issues existed which would cause its computer systems not to properly utilize dates beyond December 31, 1999. At this time, the Company cannot fully determine the impact of Year 2000 issues will have on its customers or suppliers with regard to their own business software. If the Company's customers or suppliers don't convert their systems to become Year 2000 compliant, the Company may be adversely impacted.

                       SITESTAR CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 2 -  EQUIPMENT

          Equipment is summarized as follows at December 31,:

                                                   1998                1997
                                                ----------           ----------
          Computer Equipment                    $   54,745           $   18,803
          Less: Accumulated Depreciation             8,352                2,798
                                                ----------           ----------
                                                $   46,393           $   16,005
                                                ==========           ==========

          Depreciation expense was $5,554 and $2,798 for the years ended December 31, 1998 and 1997, respectively.

NOTE 3 -  RELATED PARTY

          A related company owned by the principal stockholder of the Company provided services (programming and administrative labor, use of premises, insurance and telephone) and equipment. The fair value of these services and equipment amounting to $179,921 and $149,047 for the years ended December 31, 1998 and 1997, respectively, were recorded as additional paid-in capital.

NOTE 4 -  COMMITMENTS AND CONTINGENCIES

          Office Space
          ------------
          For the years ended December 31, 1998 and 1997, the Company was provided office space by a related company (see Note 3), the fair value of which was $13,222 and $12,194, respectively. The space was occupied on a month-to-month basis.

NOTE 5 -  ADVERTISING COSTS

          Advertising costs incurred and recorded as expense in the consolidated statements of operations were $13,825 and $12,911 for the years ended December 31, 1998 and 1997, respectively.

NOTE 6 -  ACQUISITION

          On July 15, 1998, the Company acquired the remaining two-third interest of Soccersite, Inc. for $6,000, in addition to the $1,879 original one-third interest for a total purchase price of $7,879. The acquisition was accounted for by the purchase method of accounting; accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. The excess of the purchase price over estimated fair value of net assets acquired of $10,104 has been recorded as excess of cost over fair value of net assets acquired, which is being amortized over ten years.

                       SITESTAR CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 6 -  ACQUISITION (continued)

          The estimated fair value of assets acquired and liabilities assumed is summarized as follows:

                  Cash                                                $  1,275
                  Other Assets                                          10,104
                  Liabilities                                         (  3,500)
                                                                      --------
                  Purchase Price                                      $  7,879
                                                                      ========

NOTE 7 -  SUBSEQUENT EVENTS

          Leases
          ------
          In 1999, the Company entered into various non-cancelable capital and operating lease agreements for various equipment. The future minimum lease payments under non-cancelable capital and operating leases with initial or remaining terms of one year or more are as follows:

                                                 Capital             Operating
           Year Ended December 31,                Leases               Lease
                                                ----------          -----------
           1999                                 $    8,357          $    2,425
           2000                                     16,340              21,065
           2001                                     16,340                   -
           2002                                      7,982                   -
                                                ----------          ----------
           Net Minimum Lease Payments               49,019          $   23,490
                                                                    ==========
           Less:  Amounts Representing
             Interest                                4,010
                                                ----------
           Present Value of Net Minimum
             Lease Payment                      $   45,009
                                                ==========

          The assets of the Company are subject to a lien by the lessor of a capital obligation. In addition, the lease is secured by the personal guarantee of two stockholders of the Company.

          Office Space
          ------------

          In 1999, the Company continued to occupy the office space of a related party through the termination of the lease. Upon termination of the lease, the related party vacated the space and the Company is occupying the premises on a month-to-month basis until such time a lease is negotiated.

                       SITESTAR CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 7 -  SUBSEQUENT EVENTS (continued)

          Sale of Company
          ---------------
          On July 27, 1999, the stockholders of the Company consummated an agreement exchanging all of the issued and outstanding shares of the Company's common stock for 3,491,428 shares of a publicly held corporation's common stock.

          Income Taxes
          ------------
          As a result of the sale of the Company described above, the Subchapter S Corporation status has been terminated.

                          INDEPENDENT AUDITORS' REPORT



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS' OF
NEOCOM MICROSPECIALISTS, INC.

We have audited the accompanying balance sheets of Neocom Microspecalists, Inc. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neocom Microspecialists, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the accompanying financial statements, the Company has had recurring losses, incurred a cash operating deficit from operations, has a stockholders' deficiency and a negative working capital which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                                Certified Public Accountants


Los Angeles, California
October 1, 1999

                          NEOCOM MICROSPECIALISTS, INC.
                                 BALANCE SHEETS
                                  DECEMBER 31,

                                                        December 31,
                                                     1998           1997
                                                 ------------   ------------
      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                     $      8,243   $     22,064
   Accounts receivable, less allowance for
    doubtful accounts of $21,000 and $7,000           196,822         88,020
   Other current assets                                 8,333         15,906
                                                 ------------    -----------
      Total current assets                            213,398        125,990

PROPERTY AND EQUIPMENT, less accumulated
  depreciation of $201,724 and $133,880               368,818        112,964

CAPITALIZED SOFTWARE DEVELOPMENT COSTS,
  less accumulated amortization of
  $23,194 and $9,194                                   28,805         32,805

EXCESS COST OVER FAIR VALUE OF NET ASSETS
 ACQUIRED, less accumulated amortization
 of $1,623                                             47,054              -

OTHER ASSETS                                           12,911              -
                                                  ----------      ----------
      TOTAL ASSETS                                 $  670,986     $  271,759
                                                   ==========     ==========

      LIABILITIES AND STOCKHOLDERS' DEFICENCY
CURRENT LIABILITIES
   Accounts payable and accrued expenses           $  109,682     $  251,584
   Deferred revenue                                   230,457         46,294
   Notes payable stockholders                         120,000              -
   Notes payable - current portion                    159,094        170,408
   Capital lease obligations - current portion         13,919         18,440
                                                 ------------    -----------
      Total current liabilities                       633,152        486,726

NOTES PAYABLE, less current portion                   534,703          8,798

CAPITAL LEASE OBLIGATIONS, less current portion        28,067         25,451
                                                 ------------   ------------
      TOTAL LIABILITIES                             1,195,922        520,975
                                                   ----------    -----------
COMMITMENTS AND CONTINGENCIES (Note 6)                      -              -

STOCKHOLDERS' DEFICENCY
   Common stock, no par value, 1,000 shares
     authorized, 500 shares issued and
     outstanding                                      480,000        480,000
   Accumulated deficit                             (1,004,936)    (  729,216)
                                                  -----------    -----------
      Total stockholders' deficiency              (   524,936)    (  249,216)
                                                 ------------    -----------
      TOTAL LIABILITIES AND STOCKHOLDERS'
       DEFICENCY                                  $   670,986    $   271,759
                                                  ===========    ===========

    The accompanying notes are an integral part of the financial statements.

                          NEOCOM MICROSPECIALISTS, INC.
                            STATEMENTS OF OPERATIONS




                                             For the Years Ended December 31,
                                            ---------------------------------
                                                   1998              1997
                                            ---------------    --------------

REVENUE                                         $ 1,302,009       $ 1,236,470

COSTS OF REVENUE                                    497,922           488,923
                                            ---------------    --------------

GROSS PROFIT 804,087                                747,547

OPERATING EXPENSES
   Selling, general and administrative
    expenses                                        999,692           838,492
   Research and development costs                     3,121            14,000
                                            ---------------    --------------
      Total operating expenses                    1,002,813           852,492
                                            ---------------    --------------

LOSS FROM OPERATIONS                           (    198,726)     (    104,945)

INTEREST EXPENSE                               (     76,994)     (     35,119)
                                            ---------------    --------------

LOSS BEFORE TAXES                               (   275,720)     (    140,064)

PROVISION FOR INCOME TAXES                                -                 -
                                            ---------------    --------------

NET LOSS                                       $(   275,720)     $(   140,064)
                                            ===============     =============

BASIC AND DILUTED LOSS PER SHARE               $(     551.4)     $(     280.1)
                                            ===============     =============

WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING - BASIC AND DILUTED                 500               500
                                            ===============     =============









The accompanying notes are an integral part of the financial statements.

                          NEOCOM MICROSPECIALISTS, INC.
                     STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                 FOR THE YEARS ENDING DECEMBER 31, 1998 AND 1997







                                          Common Stock              Accumulated
                                      Shares         Amount           Deficit          Total
                                   -----------     ----------      -------------    -----------
Balance at December 31, 1996               500     $  480,000      $(   589,152)    $(  109,152)

Net Loss                                     -              -       (   140,064)     (  140,064)
                                   -----------     ----------      -------------    -----------

Balance at December 31, 1997               500        480,000       (   729,216)     (  249,216)

Net Loss                                    -               -       (   275,720)     (  275,720)
                                   -----------     ----------      -------------    -----------

Balance at December 31, 1998               500     $  480,000      $ (1,004,936)    $ ( 524,936)
                                   ===========     ==========      ============     ===========





















    The accompanying notes are an integral part of the financial statements.

                          NEOCOM MICROSPECIALISTS, INC.
                            STATEMENTS OF CASH FLOWS

                                                For the Years Ended December 31,
                                                      1998             1997
                                                   -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                        $(  275,720)    $(  140,064)
   Adjustments to reconcile net loss to cash
    provided by (used in)
      operating activities:
      Allowance for doubtful accounts                   14,000           7,000
      Depreciation and amortization expense             83,467          57,367
      (Increase) decrease in:
        Accounts receivable                         (  122,802)             43
        Other current assets                             7,573     (     8,257)
        Other assets                               (    12,911)              -
      Increase (decrease) in:
        Accounts payable and accrued expenses       (  141,902)        162,236
        Deferred revenue                               184,163          23,734
                                                   -----------     -----------
Net cash provided by (used in) operating
  activities                                        (  264,132)        102,059
                                                   -----------     -----------

Cash flows from investing activities:
   Purchase of equipment                            (  205,035)    (   23,891)
   Capitalization of software development costs ( 10,000) ( 19,000) Acquisition of assets from Netsus, net of
    cash received                                  (    55,000)             -
                                                   -----------     -----------
Net cash used in investing activities               (  270,035)    (   42,891)
                                                   -----------     -----------
Cash flows from financing activities:
   Advances from stockholders                          120,000              -
   Advances from notes payable                         779,040              -
   Repayment of notes payable                       (  308,127)    (   17,828)
   Repayment of capital lease obligations           (   70,567)    (   25,790)
                                                   -----------     -----------
Net cash provided by (used in) financing
 activities                                            520,346     (   43,618)
                                                   -----------     -----------
NET INCREASE (DECREASE) IN CASH                     (   13,821)        15,550

CASH AND CASH EQUIVALENTS - Beginning of year           22,064          6,514
                                                   -----------     -----------
CASH AND CASH EQUIVALENTS - End of year           $      8,243     $   22,064
                                                  ============     ==========

                          NEOCOM MICROSPECIALISTS, INC.
                            STATEMENTS OF CASH FLOWS


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

During the years ended December 31, 1998 and 1997, the Company paid no income taxes and approximately $46,500 and $21,200, respectively, for interest.

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING TRANSACTIONS:

During the years ended December 31, 1998 and 1997, the Company purchased equipment and furniture with fair market values of $68,663 and $58,615 by capital lease obligations.

During the year ended December 31, 1998, the Company issued a promissory note in the amount of $43,677 for the purchase of the assets of Netsus, LLC.

The accompanying notes are an integral part of the financial statements.

                          NEOCOM MICROSPECIALISTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 -  THE ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

          Organization and Line of Business
          ---------------------------------
          Neocom  Microspecialists,  Inc.  (the  "Company")  is  a  sub  chapter
          S-Corporation formed in 1990 in the State of Virginia. The Company provides Internet related services to companies and consumers and develops computer software for sale to the furniture manufacturing industry. The Company provides its services primarily in the Southwest region of the state of Virginia.

          Basis of Presentation
          ---------------------
          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the years ended December 31, 1998 and 1997, the Company has had net losses and incurred a cash operating deficit from operations for the year ended December 31, 1998, and as of December 31, 1998 and 1997, the Company had a stockholders' deficiency and its current liabilities exceed its current assets. These matters raise substantial doubt about the Company's ability to continue as a going concern.

          In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to generate positive cash flows from operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classifications of liabilities that might be necessary should the Company be unable to continue its existence. Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

          On December 15, 1999, Sitestar Corporation acquired the Company. For the eleven months ended November 30, 1999, the Company had positive cash flow from operations. On an annualized basis, The Company's new management projects to generate sales of approximately $2.0 million and cash flows from operations of $555,000 or 28% in the first twelve months of the new ownership. Management will achieve these targets in the first twelve months through an aggressive cost cutting program, which we will implement on our first month of operations. These costs reductions will come from the reduction in personnel from 22 to 12 and the reduction of our telecommunications costs by replacing our current telecom provider to another national telecom provider. Management has estimated an annual savings of approximately $195,000 from the reduction of personnel and achieve as much as an 18% savings on our telecommunications costs which would translate to approximately $107,000 in annual savings.

                          NEOCOM MICROSPECIALISTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 -  THE ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

          Use of Estimates
          ----------------
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

          Fair Value of Financial Instruments
          -----------------------------------
          For certain of the Company's financial instruments including cash, accounts receivable, accounts payable and accrued expenses and notes payable stockholders, the carrying amounts approximate fair value due to their short maturities. The amounts shown for notes payable and capital lease obligations also approximate fair value because current interest rates and terms offered to the Company for similar debt are substantially the same.

          Cash and Cash Equivalents
          -------------------------
          The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

          Concentration of Credit Risk
          ----------------------------
          Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and accounts receivables. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $100,000 insurance limit. The Company provides its services in the Southwest region of the state of Virginia, and exposures to losses on receivables are principally dependent on each customer's financial condition. The Company performs ongoing credit evaluations of its customers' financial conditions and generally does not require collateral on accounts receivable. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, when required.

          Property and Equipment
          ----------------------
          Property and equipment are stated at cost. Depreciation is computed using the double-declining balance method based on the following estimated useful lives from 3 to 7 years and 39 years for buildings.

                          NEOCOM MICROSPECIALISTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 -  THE ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

          Software Development Costs
          --------------------------
          Software development costs are capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Cost of Computer Software to Be Sold, Leased, or Otherwise Marketed." Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. The establishment of technological feasibility and the ongoing assessment for recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life, and changes in software and hardware technologies. Capitalized software development costs are comprised primarily of salaries and payroll costs.

          Amortization of capitalized software development costs is provided on a product-by-product basis on the straight-line method over the estimated economic life of the products (not to exceed three years). Management periodically compares estimated net realizable value by product to the amount of software development costs capitalized for that product to ensure the amount capitalized is not in excess of the amount to be recovered through revenues. Any such excess of capitalized software development costs over expected net realizable value is expensed at that time.

          Impairment of Long-Lived Assets
          -------------------------------
          In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Impairment losses would be recognized if the carrying amounts of the assets exceed the fair value of the assets.

          Deferred Revenue
          ----------------
          Deferred revenue represents collections from customers in advance for services not yet performed and are recognized as revenue in the month service is provided.

                          NEOCOM MICROSPECIALISTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 -  THE ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)


          Revenue Recognition
          -------------------
          The Company recognizes revenue related to software licenses and software maintenance in compliance with the American Institute of Certified Public Accountants ("AICPA") Statements of Position No. 97-2, "Software Revenue Recognition." Product revenue is recognized when the Company delivers the product to the customer and the Company believes that collectibility is probable. The Company usually has agreements with its customers to deliver the requested product for a fixed price. Any insignificant post-contract support obligations are accrued for at the time of the sale. Post-contract customer support ("PCS") that is bundled with an initial licensing fee and is for one year or less is recognized at the time of the initial licensing, if collectability of the resulting receivables is probable. The estimated cost to the Company to provide such services is minimal and historically, the enhancements offered during the PCS period have been minimal. The Company sells PCS under a separate agreement. The agreements are for a one to two years with a fixed number of hours of service for each month of the contract. The Contract stipulates a fixed monthly payment, nonrefundable, due each month and any service hours incurred above the contractual amount is bill as incurred. Revenue is recognized under these agreements ratably over the term of the agreement. Revenue for services rendered in excess of the fixed monthly hours contained in the contracts are recognized as revenue as incurred.

          The Company sells ISP services under annual and monthly contracts. Under the Annual contracts, the subscriber pays a one-time fee, which is recognized as revenue ratably over the life of the contract. Under the monthly contracts, the subscriber is billed monthly and revenue is recognized ratably over the month.


          Sales of computer hardware are recognized as revenue upon delivery and acceptance of the product by the customer. Sales are adjusted for any future returns or allowances.

          Advertising and Marketing Costs
          -------------------------------
          The Company expenses costs associated with advertising and marketing as they are incurred.

          Research and Development Costs
          ------------------------------
          Research and development costs are charged to expense as incurred. These costs consist primarily of salaries and payroll costs related to computer software development.

                          NEOCOM MICROSPECIALISTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 -  THE ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

          Income Taxes
          ------------
          The Company elected to be taxed under the sub chapter S-corporation provisions of the federal income tax laws. Under these provisions, the stockholders are liable for income tax on their respective shares of the Company's taxable income or loss.

          Net Loss Per Share
          ------------------
          The Company presents net loss per share in accordance with SFAS No. 128, "Earnings Per Share". The basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

          Comprehensive Income
          --------------------
          SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of December 31, 1998 and 1997, the Company has no items that represent other comprehensive income and, therefore, has not included a schedule of comprehensive income in the financial statements.

          Impact of Year 2000 Issue
          -------------------------
          During the year ended December 31, 1998, the Company conducted an assessment of issues related to the Year 2000 and determined that no issues existed which would cause its computer systems not to properly utilize dates beyond December 31, 1999. At this time, the Company cannot fully determine the impact of Year 2000 issues will have on its customers or suppliers. If the Company's customers and suppliers don't convert their systems to become Year 2000 compliant, the Company may be adversely impacted.

                          NEOCOM MICROSPECIALISTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 2 -  PROPERTY AND EQUIPMENT

          The cost of property and equipment consisted of the following as of December 31,:

                                                     1998            1997
                                                 ------------   -------------
             Land                                $      8,000   $           -
             Building                                 142,000               -
             Computers                                342,048         191,400
             Furniture and Fixtures                    78,494          55,444
                                                 ------------    ------------
                                                      570,542         246,844
             Less: Accumulated Depreciation           201,724         133,880
                                                 ------------    ------------
                                                  $   368,818     $   112,964
                                                  ===========     ===========

          Depreciation expense was $67,844 and $48,172 for the years ended December 31, 1998 and 1997, respectively.

NOTE 3 -  RELATED PARTY TRANSACTIONS

          During the year ended December 31, 1997, the Company paid approximately $20,000 for rent expense to a company owned by the Company's majority stockholders. For the eight months ended August 30, 1998, the Company paid approximately $13,000 for rent expense to a company related to the Company's majority stockholders. In August 1998 the Company purchased its facilities from a company related to the majority Stockholders of the Company for $150,000, which was the current market value at the date of acquisition.

NOTE 4 -  NOTES PAYABLE STOCKHOLDERS

          During the year ended December 31, 1998, the Company borrowed $120,000 from three stockholders. The notes bear interest at 10.0% and are due on demand.

                          NEOCOM MICROSPECIALISTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 5 -  NOTES PAYABLE

          Notes payable consisted of the following as of December 31,:

                                                                       1998           1997
                                                                    -----------    -----------
   9.7% - Bank note payable in monthly interest
    and principal payments of $1,140. The note is
    guaranteed by a stockholder of the Company.                     $    8,798     $   20,976

   9.0% - Bank note payable in monthly interest
     only payments. Due on demand.                                           -         65,000

   8.5% - Bank note payable in monthly interest only
    payments.  Due on demand.                                           87,579         93,230

   13.0% - Bank note payable in monthly interest and principal payments of $1,784 and balance due December 2002. The note is guaranteed by the majority  stockholders of the Company
    and   secured  by  a  deed  of  trust   against   personal
    residencies of three stockholders and the Company's
    building. Also, the bank has a blanket lien against all
    other current and future assets of the Company.                    139,957              -

   Prime plus 1.5% - Bank note payable in monthly interest and principal  payments of $6,400 and  balance  due  September
    2003. The note is secured by a deed of trust against
    personal residencies of three stockholders and the
    Company's building. Also, the bank has a blanket lien
    against all other current and future assets of the Company.        417,886              -

   5.1% - Asset purchase note payable in monthly  installments of $2,050 for 10 months and $1,700
    for 12 months.                                                      39,577              -
                                                                   ------------   -----------
                                                                       693,797        179,206
   Less: Current Portion                                               159,094        170,408
                                                                   ------------   -----------
   Long-term Portion                                               $   534,703    $     8,798
                                                                   ===========    ===========

          The future principal maturities of these notes are as follows:

           Year ending December 31,
                1999                                               $   159,094
                2000                                                    60,971
                2001                                                    49,124
                2002                                                   177,630
                2003                                                   246,978
                                                                   -----------
                Total                                               $  693,797
                                                                    ==========

                          NEOCOM MICROSPECIALISTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 6 -  COMMITMENTS AND CONTINGENCIES

          The Company leases certain equipment under non-cancelable equipment leases.

          Future minimum lease payments under non-cancelable equipment leases with initial or remaining terms of one year or more are as follows:

              Year ending December 31,
              1999                                                 $    18,428
              2000                                                      17,457
              2001                                                       8,143
              2002                                                       6,844
              2003                                                       3,113
                                                                 -------------
              Total                                                     53,985
              Less: Amount Representing Interest                        11,999
                                                                  ------------
              Minimum Lease Payments                                    41,986
              Less: Current Portion                                     13,919
                                                                  ------------
              Long-term Portion                                    $    28,067


          The following is a summary of equipment held under capital leases as of December 31,:

                                             1998                       1997
                                           -----------              ----------
              Computers                    $   110,245              $   67,626
              Furniture & Fixtures              34,775                   8,587
                                           -----------              ----------
                                               145,020                  76,213
              Less:  Accumulated
                     Depreciation               54,114                  28,848
                                           -----------              ----------
              Total                        $    90,906              $   47,365
                                           ============             ==========

          Litigation
          ----------
          The Company is involved in certain legal proceedings and claims that rise in the normal course of business. Management does not believe that the outcome of these matters will have a material adverse effect on the Company's financial position or results of operations.

                          NEOCOM MICROSPECIALISTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 7 -  ACQUISITION

          On October 22, 1998, the Company purchased assets, patents and trade names from Netsus, L.L.C. ("Netsus") in exchange for $55,000 and a non-interest bearing promissory note payable with installments in the first 12 months of $2,050 and the subsequent 12 months of $1,700. The Company estimated the net present value of the payments to be $98,677 by using an interest rate comparable to its other long-term debt, which is the purchase price. Netsus is an Internet service provider in the state of Virginia. The acquisition was accounted for by the purchase method of accounting; accordingly, the purchase price has been allocated to the assets acquired on the estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired of $48,677 has been recorded as excess cost over fair value of net assets required, which is being amortized over five years. The acquired assets have been incorporated in the operations of the Company since the date of acquisition. The estimated fair value of the assets acquired is summarized as follows:

               Equipment                                             $  50,000
               Other Assets                                             48,677
                                                                    ----------
               Purchase Price                                        $  98,677
                                                                     =========

          The following table presents the unaudited pro forma condensed statements of operations for the years ended December 31, 1998 and 1997 and reflects the results of operations of the Company as if the acquisition of Netsus, assets had been effective January 1, 1997. The pro forma amounts are not necessarily indicative of the combined results of operations had the acquisition been effective as of the date, or of the anticipated results of operations due to cost reductions and operating efficiencies that are expected as a result of the acquisition.

                                                1998                   1997
                                             (Unaudited)          (Unaudited)
                                             -----------          -----------
            Net Sales                        $ 1,420,325          $ 1,363,104
            Gross Profit                     $ 1,133,991          $   971,528
            Selling, General and
             Administrative Expenses         $ 1,398,369          $ 1,093,191
            Net Loss                         $(  264,378)         $(  121,663)
            Net Loss Per Share               $(    528.8)         $(    243.3)

                          NEOCOM MICROSPECIALISTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 8 -  SEGMENT INFORMATION

          During 1998 and 1997, the Company had two principal operating segments: 1) the development and sale of software and 2) Internet related services. The following table provides information segregated by the two segments and the corporate activities:

                                                    Year Ended December 31,
                                                1998                   1997
                                            ------------           ------------
           Revenue:
              Hardware & Software           $    653,481           $    844,758
              ISP                                648,528                391,712
              Corporate                                -                      -
                                            ------------           ------------
           Total Revenue:                   $  1,302,009            $ 1,236,470
                                            ============            ===========

           Cost of Revenue:
              Hardware & Software           $    299,402           $    376,791
              ISP                                198,520                112,132
              Corporate                                -                      -
                                            ------------           ------------
           Total Cost of Revenue:           $    497,922           $    488,923
                                            ============           ============

           Gross Profit:
              Hardware & Software           $    354,079           $    467,967
              ISP                                450,008                279,580
              Corporate                                -                      -
                                            ------------           ------------
           Total Gross Profit:              $    804,087           $    747,547
                                            ============           ============

           Operating Expenses:
              Hardware & Software           $    661,176           $    488,242
              ISP                                 27,264                 55,169
              Corporate                          314,373                309,081
                                            ------------           ------------
           Total Operating Expenses:        $  1,002,813           $    852,492
                                            ============           ============

                          NEOCOM MICROSPECIALISTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 8 -  SEGMENT INFORMATION (Continued)

                                                    Year Ended December 31,
                                                1998                   1997
                                            ------------           ------------

            Net Income (Loss):
               Hardware & Software          $(   307,097)          $(    20,276)
               ISP                               422,744                224,411
               Corporate                     (   391,367)           (   344,199)
                                            ------------           ------------
            Total Net Income (Loss):        $(   275,720)          $(   140,064)
                                            ============           ============

            Identifiable Assets:
               Hardware & Software          $    129,249           $     82,001
               ISP                               168,902                 29,031
               Corporate                         372,835                160,727
                                           -------------           -------------
            Total Assets:                   $    670,986           $    271,759
                                            ============           ============

            Depreciation and Amortization
             Expense:
               Hardware & Software         $      16,078           $     17,310
               ISP                                21,010                  6,128
               Corporate                          46,379                 33,929
                                          --------------           ------------
            Total Depreciation and
             Amortization Expense:         $      83,467           $     57,367
                                           =============           ============

                         PRO FORMA FINANCIAL INFORMATION
                         INTERFOODS CONSOLIDATED, INC.



On December 15, 1999, the registrant acquired Neocom Microspecialists, Inc. ("Neocom"). Additionally, on September 30, 1999, the Company sold all of the assets relating to its specialty foods operations. The details of these transactions are presented in the notes to the financial statements presented elsewhere in this document.

The pro forma balance sheet reflects the historical consolidated balance sheet of the Company, after giving effect to the purchase of Neocom as if the transactions had occurred on January 1, 1998.

The pro forma statements of operations for the nine months ended September 30, 1999 and the year ended December 31, 1998 reflect the historical statement of operations of the Company, after giving effect to the sale of the specialty food assets and the purchase of Neocom. Pro forma adjustments have been made to give effect to these transactions as if they had occurred as of January 1, 1999.

                          INTERFOODS CONSOLDATED, INC.
                             PROFORMA BALANCE SHEET
                               SEPTEMBER 30, 1999


                                          Interfoods          Neocom
                                        Balance Sheet     Balance Sheet      Proforma Adjustments         Adjusted
                                          09/30/99           09/30/99          Dr           Cr            09/30/99
                                       ------------      -------------   ---------------------------     ---------
    Assets
Current Assets
     Cash and Cash Equivalents            $ 54,809           $ 18,910                                      $ 73,719
     Accounts Receivable                         -            188,344                                       188,344
     Inventories                                 -                  -                                             -
     Other Current Assets                   36,505             11,670                                        48,175
                                      ------------      -------------                                   -----------
       Total Current Assets                 91,314            218,924                                       310,238

 Equipment and Furniture, Net              114,827            347,797                                       462,624
 Capitalized Software Development
  Costs                                                        29,083                                        29,083
 Assets of business transferred
  Under contractual arrangements
  (Note Receivable)                        844,081                                                          844,081
 Excess Cost Over Fair Value of                                                                                   -
     Net Assets Acquired                         -             42,854    1)  4,068,022                    4,110,876
 Other Assets and Intangible Assets        118,433                       1)  3,302,000                    3,420,433
 Investment                                      -                                                                -
                                      ------------      -------------                                   -----------
       Total Assets                    $ 1,168,655          $ 638,658                                   $ 9,177,335
                                      ============      =============                                   ===========

Liabilities and Stockholders' Equity (Deficiency)

 Current Liabilities

     Book Overdraft                            $ -                $ -                                           $ -

     Accounts payable and Accrued
       Expenses                             12,254            154,545                                       166,799
     Deferred Revenue                                         149,368                                       149,368
     Line of Credit                              -                  -                                             -
     Advance from Stockholders'            557,411            313,412                                       870,823
     Notes Payable - Current Portion             -              8,690                                         8,690
     Captial Lease Obligations -
      Current Portion                        5,112             37,542                                        42,654
                                      ------------      -------------                                   -----------
       Total Current Liabilities           574,777            663,557                                     1,238,334

 Liabilities of business transferred
  under contractual arrangements            546,048                                                          546,048
 Notes Payable                                                534,703                                       534,703
 Capital Lease Obligations, Less
   Current Portion                          12,908             28,067                                        40,975
                                      ------------      -------------                                   -----------
       Total Liabilities                 1,133,733          1,226,327                                     2,360,060
                                      ------------      -------------                                   -----------
 Commitments and Contigencies

 Stockholders Equity (Deficiency)
     Common Stock                           18,600            480,000    1)    480,000  1)      6,782        25,382
     Additional Paid-in Capital          2,958,118                  -                       6,775,571     9,733,689
     Note Receivable-Stockholder        (    8,102)                 -                                    (    8,102)
     Accumulated Deficit                (2,933,694)        (1,067,669)                  1)  1,067,669    (2,933,694)
                                      ------------      -------------                                   -----------
       Total Stockholders Equity
        (Deficiency)                        34,922           (587,669)                                    6,817,275
                                      ------------      -------------                                   -----------
       Total Liabilities and
         Stockholders Equity
         (Deficiency)                   $1,168,655          $ 638,658                                   $ 9,177,335
                                      ============      =============                                   ===========

                          INTERFOODS CONSOLDATED, INC.
                        PROFORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                        Interfoods         Sitestar         Neocom
                                       Statement Of     Statement Of     Statement Of
                                        Operations       Operations       Operations        Proforma Adjustments        Adjusted
                                          12/31/98         12/31/98        12/31/98         Dr              Cr          12/31/98
                                       ------------    -------------   -------------     --------------------------     ---------
 Sales                                   $       -     $     69,128    $  1,302,009                                     1,371,137

 Cost of Goods Sold                              -          108,191         497,922                                       606,113
                                      ------------    -------------   -------------                                   -----------
 Gross Profit (Loss)                             -          (39,063)        804,087                                       765,024

 Operating Expenses

    Selling, General and
     Administrative Expenses               370,650          123,720         999,692   2)   1,832,175                    3,326,237
    Loss from operations of business
     transferred under contractual
     arrangements                         (113,844)               -               -                   3)   113,844              -
    Equity in Loss of unconsolidated
     affiliate                                                  921                                                           921
    Research and Development costs               -                -           3,121                                         3,121
                                      ------------    -------------   -------------                                   -----------
 Loss From Operations                     (484,494)        (163,704)       (198,726)                                   (2,565,255)
    Interest Expense                             -                -          76,994                                        76,994
 Loss Before Income Taxes                 (484,949)        (163,704)       (275,720)                                   (2,642,249)
                                      ------------    -------------   -------------                                   -----------
 Taxes                                           -                -               -                                             -
                                      ------------    -------------   -------------                                   -----------
 Net Loss                               $ (484,494)      $ (163,704)     $ (275,720)                                  $(2,642,249)
                                      ============    =============   =============                                   ===========

 Basic and Diluted Net Loss Per
   Share
    Historical                                                                                                            $ (0.03)
                                                                                                                       ==========
    Proforma                                                                                                              $ (0.13)
                                                                                                                       ==========
 Weighted Average Shares
  Outstanding
    Historical                                                                                                         17,081,430
                                                                                                                       ==========
    Proforma                                                                                                           20,963,783
                                                                                                                       ==========



                         INTERFOODS CONSOLIDATED, INC.
                        PROFORMA STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                                        Interfoods        Sitestar          Neocom
                                       Statement Of    Statement Of      Statement Of
                                        Operations      Operations        Operations        Proforma Adjustments         Adjusted
                                         09/30/99         07/27/99        09/30/99             Dr               Cr       09/30/99
                                       ------------    -------------   -------------     --------------------------     ---------
 Sales                                    $ 18,684        $ 135,464     $ 1,319,834                                   $ 1,473,982

 Cost of Goods Sold                         22,740          132,971         747,534                                       903,245
                                      ------------    -------------   -------------                                   -----------

 Gross Profit (Loss)                        (4,056)           2,493         572,300                                       570,737

 Selling, General and
  Administrative Expenses                2,198,517          111,295         551,467  2)    1,374,131                    4,235,410

 Loss from operations of business
  transferred under contractual
  arrangements                          (   40,786)               -               -                   3)    40,786              -
                                      ------------    -------------   -------------                                   -----------
 Income (Loss) From
  Operations                            (2,243,359)        (108,802)         20,833                                    (3,664,673)

 Interest Expense                           11,772               41          83,566                                        95,379
                                      ------------    -------------   -------------                                   -----------
 Loss Before Income Taxes               (2,255,131)        (108,843)        (62,733)                                   (3,760,052)

 Taxes                                           -                -               -                                             -
                                      ------------    -------------   -------------                                   -----------
 Net Loss                             $ (2,255,131)      $ (108,843)      $ (62,733)                                 $ (3,760,052)
                                      =============    =============   =============                                   ===========

 Basic and Dilusted
  Loss Per Share
     Historical                                                                                                         $  (0.12)
                                                                                                                       ==========
     Proforma                                                                                                            $ (0.17)
                                                                                                                       ==========
 Weighted Average Shares
  Outstanding
     Historical                                                                                                        18,600,036
                                                                                                                       ==========
     Proforma                                                                                                          22,482,389
                                                                                                                       ==========

                     NOTES TO PRO FORMA FINANCIAL STATEMENTS
                          INTERFOODS CONSOLIDATED, INC.


     Balance Sheet, September 30, 1999
     ---------------------------------

     1) To reflect the acquisition of Neocom as if it occurred on September 30, 1999.

          Neocom was acquired by the Company exchanging 6,782,353 shares of the Company's common stock for 100% of the outstanding shares of Neocom. Effective upon the closing of the acquisition, the Company issued 4,782,353 shares of its common stock. In addition, the Company is required to issue the additional 2,000,000 shares of its common stock on the second anniversary of the acquisition date. The shares are held back for adjustment to the sales price for any potential unrecorded liabilities. Of the 6,782,353 shares issued for Neocom, 900,000 shares were issued in exchange for certain liabilities that the majority of Neocom's selling shareholders have agreed to assume based on a debt assumption agreement. The Company is currently in negotiations to rescind the agreement, however, for purposes of the pro forma financial statements those shares have been included. The purchase price was $6,782,353 and is calculated by multiplying the number of shares issued times $1.00, which approximates the market value of the Company's stock at the date of acquisition. The purchase price allocation, as if the acquisition took place at September 30, 1999, is as follows:

                   Current assets                       $   218,924
                   Equipment and furniture                  347,797
                   Customer list                          2,622,000
                   Covenant not to compete                  680,000
                   Excess cost over fair
                    value of net assets
                    acquired                            $ 4,110,876
                   Other assets                              29,083
                   Current liabilities                   (  663,557)
                   Long-term liabilities                 (  562,770)
                                                        -----------
                        Purchase Price                  $ 6,782,353
                                                        ===========

                     NOTES TO PRO FORMA FINANCIAL STATEMENTS
                          INTERFOODS CONSOLIDATED, INC.


     Statement of Operations for the nine months September 30, 1999 and the year ended December 31, 1998
     ---------------------------------------------------------------------------

          2) To reflect amortization of excess cost over the fair value of net assets acquired over a five-year period, the customer lists over a three-year period and the covenant not-to-compete over five-years.

          3) To reflect the sale of the specialty foods assets as if it occurred on January 1, 1998.

                                    PART III



Item 1.           INDEX TO EXHIBITS

     The following exhibits are filed with this Registration Statement:



Exhibit
Number            Description
-------   -------------------------------
2.1.1     Agreement and Plan of Reorganization, dated October 25, 1998*

2.2.1     Agreement and Plan of Reorganization, dated July 27, 1999*

2.3 Asset Sale and Agreement re divestiture of Holland American Specialties, dated September 30, 1999*

2.4 Asset Sale and Agreement re divestiture of Sierra Madre Foods, Inc., dated September 30, 1999*

2.5       Letter of Intent to Acquire Eastern Shore Net, dated August 17, 1999*

2.6 Letter of Intent to Acquire Neocom Microspecialists, Inc., dated September 2, 1999*

2.7 Plan and Agreement of Share Exchange, re acquisition of Neocom Micro-specialists, Inc., dated December 15, 1999*

2.8       Neocom Debt Assumption Agreement dated December 15, 1999*

3.1(i)    Articles of Incorporation of the Registrant (December 17, 1992)*

3.1(ii)   Amended Articles of Incorporation (July 29, 1998)*

3.1(iii)  Amended Articles of Incorporation (October 26, 1998)*

3.1(iv)   Amended Articles of Incorporation (July 14, 1999)*

3.1(v)    Amended Articles of Incorporation (July 28, 1999)*

3.2(i)    By-laws of the Registrant (December 17, 1992)*

21        Subsidiaries of the Registrant*

27        Financial Data Schedule (amended)

99        Lease for Corporate Office*

     *  Previously Filed


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

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             SITESTAR CORPORATION
                                                 (Registrant)


Amendment No. 3
Date:  February 29, 2000                  By: /s/ Frederick T. Manlunas
                                            -------------------------------
                                                Frederick T. Manlunas
                                                Chairman of the Board


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